UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, May 08, 2015 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 1Q15 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 1Q14, unless otherwise stated.

CPFL ENERGIA ANNOUNCES INCREASE OF 24%

IN EBITDA IN 1Q15

Indicators (R$ Million)	1Q15	1Q14	Var.
Sales within the Concession Area - GWh	15,114	15,507	-2.5%
Captive Market	11,152	11,355	-1.8%
TUSD	3,962	4,153	-4.6%
Gross Operating Revenue(1)	7,405	5,027	47.3%
Net Operating Revenue(1)	5,059	3,739	35.3%
EBITDA (IFRS)(2)	972	787	23.5%
Adjusted EBITDA(3)	1,146	1,086	5.5%
Net Income (IFRS)	142	174	-18.4%
Adjusted Net Income(4)	300	396	-24.1%
Investments	331	240	37.8%

Notes:

(1)     Disregard construction revenues;

(2)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12;

(3)     Adjusted EBITDA considers similar holdings in each of the assets in which CPFL Energia has a stake, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects;

(4)     Adjusted Net Income considers similar holdings in each of the assets in which CPFL Energia has a stake, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects.

1Q15 HIGHLIGHTS

•     Reduction of 2.5% in sales in the concession area - residential (+0.2%), commercial (+0.5%) and industrial (-5.1%)

•     Investments of R$ 331 million in 1Q15

•     Anticipation of commercial start-up of Morro dos Ventos II wind farm – CPFL Renováveis (Abr/15)

•     Boa Vista II SHPP project, with 26.5 MW of installed capacity and 14 average-MW of assured energy, was winner in the 21st LEN - A-5 Auction (Apr/15)

•     CPFL Paulista’s tariff readjustment, in Apr/15, with an average effect of 4.67% on consumer billings

•     Definition of the 2nd phase of Public Hearing nr. 23 (methodology of the 4th Cycle of Tariff Revision) in Apr/15

•     Approval of the proposal of increase of capital through stock dividend; new shares distributed to shareholders on May 6, 2015

•     CPFL Energia’s shares were up 10.7% on BM&FBOVESPA and down 8.4% on NYSE in 1Q15

•     CPFL Energia released on March 30 its 2014 Annual Report, based on the GRI G4 guidelines and, for the 1st time, on the IIRC structure

1Q15 Results | May 08, 2015

INDEX

1) MESSAGE FROM THE CEO	4

2) MACROECONOMIC CONTEXT	5

3) ENERGY SALES	7
3.1) Sales within the Distributors Concession Area	7
3.1.1) Sales by segment Concession Area	8
3.1.2) Sales to the Captive Market	8
3.1.3) TUSD	9
3.2) Generation Installed Capacity	9

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS
CONSOLIDATION	10
4.1) Consolidation of CPFL Renováveis Financial Statements	11
4.2) Presentation of adjusted figures	12

5) ECONOMIC-FINANCIAL PERFORMANCE	12
5.1) Sectorial Financial Assets and Liabilities	12
5.2) Operating Revenue	13
5.3) Cost of Electric Energy	13
5.4) Operating Costs and Expenses	14
5.5) EBITDA	16
5.6) Financial Result	16
5.7) Net Income	17

6) DEBT	17
6.1) Financial Debt (Including Hedge)	17
6.2) Debt Amortization Schedule	19
6.3) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	19
6.4) Net Debt and Leverage	21

7) INVESTMENTS	22

8) ALLOCATION OF RESULTS	23

9) STOCK MARKET	24
9.1) Share Performance	24
9.2) Average Daily Volume	25
9.3) Ratings	26

10) CORPORATE GOVERNANCE	26

11) CURRENT SHAREHOLDERS STRUCTURE 03/31/2015	28

12) PERFORMANCE OF THE BUSINESS SEGMENTS	29
12.1) Distribution Segment	29
12.1.1) Economic-Financial Performance	29
12.1.1.1) Sectorial Financial Assets and Liabilities	29
12.1.1.2) Operating Revenue	29
12.1.1.3) Cost of Electric Power	31
12.1.1.4) Operating Costs and Expenses	32
12.1.1.5) EBITDA	33
12.1.1.6) Financial Result	33
12.1.1.7) Net Income	34
12.1.2) Annual Tariff Adjustment	34
12.1.3) 2015 Extraordinary Tariff Review (RTE)	35
12.1.4) Operating Performance of the Distribution Segment	36

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1Q15 Results | May 08, 2015

12.2) Commercialization and Services Segments	37
12.3) Conventional Generation Segment	37
12.3.1) Economic-Financial Performance	37
12.4) CPFL Renováveis	40
12.4.1) Economic-Financial Performance	40
12.4.2) Status of Generation Projects 100% Participation	42

13) ATTACHMENTS	44
13.1) Statement of Assets CPFL Energia	44
13.2) Statement of Liabilities CPFL Energia	45
13.3) Income Statement CPFL Energia (IFRS)	46
13.4) Income Statement CPFL Energia (Adjusted)	47
13.5) Cash Flow CPFL Energia	48
13.6) Income Statement Conventional Generation Segment (IFRS)	49
13.7) Income Statement Conventional Generation Segment (Adjusted)	50
13.8) Income Statement CPFL Renováveis (IFRS)	51
13.9) Income Statement CPFL Renováveis (Adjusted)	52
13.10) Income Statement Distribution Segment (IFRS)	53
13.11) Income Statement Distribution Segment (Adjusted)	54
13.12) Economic-Financial Performance Distributors	55
13.13) Sales within the Concession Area by Distributor (in GWh)	57
13.14) Sales to the Captive Market by Distributor (in GWh)	58

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1Q15 Results | May 08, 2015

1) MESSAGE FROM THE CEO

The year 2015 started on a highly challenging note, with the worst January in terms of rainfall in the Southeast region, which accounts for 70% of the storage capacity of Brazil’s reservoirs. This phenomenon forced the National Electricity System Operator (ONS) to maintain energy supply by thermal plants at full steam. Fortunately, heavier rainfall since the end of March has considerably reduced the risk of electricity shortfall in the country in 2015.

At the end of February, ANEEL approved increases in the Tariff Flags to R$55/MWh (red flag) and R$25/MWh (yellow flag), so that actual costs incurred by distributors with involuntary exposure, thermal dispatch and ESS are better reflected in consumer tariffs. ANEEL also authorized the Extraordinary Tariff Reviews, implemented in early March, to transfer the significant increases in the Energy Development Account (CDE) quota, which will no longer be subsidized by the National Treasury, and to transfer the increase in energy acquisition costs, especially the portion paid for Itaipu and energy purchased through regulated auctions. Both mechanisms will help reduce the cash gap at energy distributors and will significantly improve their working capital during the course of 2015 and 2016. In accumulated CVAs alone, the CPFL group had R$ 1.3 billion receivable at the end of 1Q15, which will be charged in the tariffs after the Ordinary Adjustment is made by all the distributors.

Energy consumption in the concession area of the group’s distributors decreased by 2.5% from 1Q14, caused by a combination of slowdown in industrial activity, which registered a 5.1% drop in consumption, and the stability in residential and commercial consumption, which increased 0.3%. The low growth in these classes is explained by the high comparison base in 1Q14, which registered extraordinary growth of 12.6% on account of record temperatures. In a more realistic comparison, between 1Q15 and 1Q13, average annual growth of the residential and commercial classes combined stood at 6.3%.

In April, ANEEL announced the results of the second phase of Public Hearing 23/2014, relating to the methodologies for the 4th Tariff Review Cycle of distributors. Items such as Operating Costs, Other Revenues, Losses, General Procedures and others have now been finalized and we are assessing the impact of these changes on our operations. In April, ANEEL also began discussions on the Regulatory Remuneration Base, the last pending item in the tariff review methodology.

Conventional power generation continues to suffer from the effects of the Generation Scaling Factor (GSF), due to lower hydroelectric generation and the need to buy energy to honor contracted energy requirements. Nevertheless, CPFL has been working together with companies, entities representing the industry and the government to find solutions for GSF that increase system safety and reduce the financial impacts for generation companies.

In the renewable energies segment, we wish to highlight the operational startup of the Morro dos Ventos wind farm (29.2 MW) on April 16, 2015. By the end of 2015, the energy generated by the wind farm be injected into the system and sold in the spot market; in January 2016 starts the energy sales agreement of the A-5 auction of 2011. With this, the operating capacity of our subsidiary CPFL Renováveis has increased to 1,802 MW.

Apart from the early startup of Morro dos Ventos, we also wish to highlight the commercialization, in the 21st A-5 Energy Auction held on April 30, 2015, of 14.0 average MW of energy from Boa Vista II, a small hydroelectric plant with installed capacity of 26.5 MW, located in Minas Gerais. The agreement will be for 30 years, with energy supply starting in 2020. However, development of new private funding sources has become necessary to sustain the impending growth of the sector, given the declining participation of BNDES as a source of financing for new generation and transmission projects and for distribution activities.

The Commercialization segment continues to deliver positive results, surpassing the targets set by the company despite the scenario of low liquidity in the energy market and the drop in spot market energy prices, which reduces the income generation opportunities for the commercialization business.

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1Q15 Results | May 08, 2015

All of us at the CPFL group remain committed to overcoming the challenges posed by the macroeconomic slowdown, by the severe hydrological conditions in the recent past and by the increase in consumer tariffs, all of which bring uncertainties about market performance in the concession area of the distributors. But, above all, CPFL always seeks structural solutions for Brazil’s electricity sector that bring sustainability to the country’s energy matrix and to our businesses.

        Wilson Ferreira Jr.

   CEO of CPFL Energia

2) MACROECONOMIC CONTEXT

The last quarter was marked by a continuation of the trend of moderate acceleration in advanced economies and deceleration in emerging economies. Advanced economies responded positively to the monetary stimulus packages implemented by central banks in the eurozone and Japan.

Though underpinned by strong fundamentals, the U.S. economy suffered a slight slowdown at the start of the year, heavily influenced by weather factors. As a result, U.S. industrial production closed 1Q15 with growth of 3.2% over 1Q14 and contraction of 0.1% compared to 4Q14 (seasonally adjusted). In the same comparison, retail sales advanced 2.2% over 1Q14 and slowed at the margin (-1.3% vs. 4Q14, seasonally adjusted).

Slower growth was observed in various sectors, including consumer spending, residential investment and monthly job creation. Consumer confidence and industry sentiment indicators (Michigan University, Conference Board and Institute for Supply Management) registered declines in their last readings (March 2015), but have remained in positive territory for over 2 years, which reinforces expectations of annual GDP growth above 3% in the next two years.

In the eurozone, improvement in macroeconomic indicators was driven by I-) a well-received monetary stimulus program, II-) the depreciation in the euro, and III-) lower oil prices. In the first two months of 2015, retail sales increased 3.0% on the same period of 2014 (outpacing the 1.3% growth at the end of 2014 compared to the same period of 2013), further reinforcing the bias towards a recovery. Economic surveys of industry and services (Markit) remain in positive territory and optimistic.

Moreover, the euro's depreciation against the U.S. dollar and Chinese yuan provides new stimulus for support, while lower oil prices reduce production costs, increasing disposable income and tend to leverage investment. With this, expectations for the eurozone call for GDP growth of 1.5% versus 2014, up from the expectation in December 2014 (+1.1% vs. 2014).

In Asia, the highlight is the process to rebalance the Chinese economy to attain stronger growth supported by private-sector spending. As a result, public-sector spending has slowed, the services sector has accelerated and reforms to improve the quality of life among the general public are being implemented.

Chinese GDP ended 1Q15 with growth of 7.0% on 1Q14 (compared to 7.3% in 4Q14). China’s GDP is expected to grow 6.8% in 2015 and 6.3% in the following year. World GDP is expected to grow 3.5% in 2015 and 3.8% in 2016.

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1Q15 Results | May 08, 2015

GDP forecasts for 2015 and 2016 (%) | selected economies

Source and forecasts: IMF

In Brazil, the performance of industrial production remains disappointing, ended the first two months of 2015 down 7.1% from the same period in 2014, reflecting the weak performance of capital goods and durable consumer goods, which contracted by more than 10% in the first two months of 2015 in comparison with the same period of 2014. It must be noted, however, that the first two months of 2015 had fewer business days than 2014 (Carnival, a mobile holiday), which distorted the comparison.

In 1Q15, data for the auto industry data shows a 14.3% drop in vehicle production from 1Q14, in a scenario of high inventories and a downward trend in new licenses. The chain accounts for nearly 25% of the industrial sector, suggesting a continuation of the downward trend.

Indicators for industry and consumer sentiment further reaffirm the outlook for slow growth in 2015. The most notable component of the consumer confidence indicator is the level of domestic demand, which in March 2015 registered its lowest level of the last 12 years.

This negative scenario for domestic demand is the result of deceleration in the wage bill combined with a contraction in credit, the loss of jobs in the formal economy and political uncertainties. These indicators affected consumer sentiment, which in turn affected household purchasing and investment decisions.

As a result, the cumulative wage bill in 1Q15 fell by 1.1% compared to 1Q14 (after growing 2.7% in 2014 on 2013), due to deceleration in the mean wage and a decline in employment (which explains the upturn in the unemployment rate to 6.2% of the labor force in March 2015).

The effect of the weaker labor market can be seen in retail sales, which fell by 1.2% in the first two months of 2015 compared to the same period of 2014. The slowdown in the retail industry is stronger in sectors dependent on credit (e.g., furniture and major appliances). This trend is reflected clearly by the consumer confidence index and the tighter credit conditions for individuals.

As such, the indicators available to date point to slower economic growth this year (the consensus forecast calls for Brazil's GDP growth to go from 0.1% in 2014 to 1.2% in 2015)1, due to stagnant income growth, deterioration in sentiment indicators, high inventories at manufacturers, tight credit conditions and uncertainties regarding the government's monetary policy.

For 2016, GDP forecasts point to growth of 1.0% over 2015.

1 Market Readout 04/30/2015

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1Q15 Results | May 08, 2015

Brazil GDP | Annual growth (%)

Source: IBGE

3) ENERGY SALES

3.1) Sales within the Distributors’ Concession Area

In 1Q15, Sales within the concession area, achieved by the distribution segment, totaled 15,114 GWh, an decrease of 2,5%.

Sales within the Concession Area - GWh
	1Q15	1Q14	Var.
Captive Market	11,152	11,355	-1.8%
TUSD	3,962	4,153	-4.6%
Total	15,114	15,507	-2.5%

In 1Q15, sales to the captive market totaled 11,152 GWh, an decrease of 1.8%. The energy volume, in GWh, consumed by free customers in the distributors’ concession areas, billed through the Distribution System Usage Tariff (TUSD), reached 3,962 GWh in 1Q15, an decrease of 4.6%, reflecting the adverse macroeconomic scenario that affects the industrial class.

Sales within the Concession Area - GWh
	1Q15	1Q14	Var.
Residential	4,471	4,462	0.2%
Industrial	5,749	6,056	-5.1%
Commercial	2,728	2,715	0.5%
Others	2,167	2,273	-4.7%
Total	15,114	15,507	-2.5%

Noteworthy in 1Q15, in the concession area:

•           Residential and commercial segments (29.6% and 18.0% of total sales, respectively): up by 0.2% and 0.5%, respectively. This modest increase reflects the effect of high temperature in the beginning of 2014. Considered the average annual growth 2013 to 2015 there has been a variation of 6.3 % per year, keeping pace with historical growth. It is noteworthy that these classes continue to be favored by the accumulated effects in recent years in terms of employment, income and credit that stimulated the increase of home appliances stocks and sales dynamism of trade.

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1Q15 Results | May 08, 2015

•           Industrial segment (38.0% of total sales): decrease of 5.1%, due to the poor performance of industrial production in recent months reflecting the lower volume of exports, unfavorable expectations of entrepreneurs, high inventories and adverse national scene, and infrastructure deficiencies. This result was influenced mainly by CPFL Paulista, which recorded the biggest drop among the distributors (-5.7 % or 164 GWh).

3.1.1) Sales by segment – Concession Area

3.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	1Q15	1Q14	Var.
Residential	4,471	4,462	0.2%
Industrial	2,073	2,152	-3.7%
Commercial	2,487	2,515	-1.1%
Others	2,122	2,225	-4.7%
Total	11,152	11,355	-1.8%

Note: The tables with captive market sales by distributor are attached to this report in item 13.11.

The drop in retail sales is mainly due to high temperatures in early 2014 that were not repeated to the same degree at the beginning of 2015 in areas served by CPFL Energia. The reduction in sales in the industrial segment, in turn, reflects the weak industry performance, as explained above.

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1Q15 Results | May 08, 2015

3.1.3) TUSD

TUSD - GWh
	1Q15	1Q14	Var.
Industrial	3,676	3,904	-5.9%
Commercial	241	200	20.5%
Others	45	48	-6.3%
Total	3,962	4,153	-4.6%

TUSD by Distributor - GWh
	1Q15	1Q14	Var.
CPFL Paulista	1,932	2,023	-4.5%
CPFL Piratininga	1,455	1,530	-4.9%
RGE	468	497	-5.8%
CPFL Santa Cruz	12	12	0.3%
CPFL Jaguari	19	18	6.8%
CPFL Mococa	6	7	-7.3%
CPFL Leste Paulista	11	12	-8.7%
CPFL Sul Paulista	58	54	8.4%
Total	3,962	4,153	-4.6%

3.2) Generation Installed Capacity

In 1Q15, the Generation installed capacity of CPFL Energia, considering the stake in each project, reached 3,114 MW of installed capacity, an increase of 5.8% compared to 1Q14. This increase is mainly due to the addition of Macacos I (2Q14) wind farms. The association of CPFL Renováveis with Dobrevê Energia S.A. (DESA) was concluded in September, 2014, effectively as of October, 2014, adding 277.6 MW of installed capacity in operation and 53.2 MW of installed capacity in construction.

Generation Installed Capacity | MW

Note: Take into account CPFL Energia’s 51.6% stake in CPFL Renováveis as of 03/31/2015.

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1Q15 Results | May 08, 2015

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of March 31, 2015 and 2014, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries Ceran, Paulista Lajeado and CPFL Renováveis.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,155	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,631	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,423	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of S. Paulo and Paraná	27	203	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	56	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	39	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	81	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of S. Paulo and Minas Gerais	4	45	16 years	July 2015

Installed capacity
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 1 SHPs and 1 Thermal	694 MW	694 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")(1)	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")(1)	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
BAESA - Energética Barra Grande S.A. ("BAESA")(1)	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")(1)	Private corporation	Indirect 53.34%	Paraíba	2 Thermals	342 MW	195 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%(2)	Tocantins	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul	See item 11.4.2	See item 11.4.2	See item 11.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	3 SHPs and 6 MHPs	24 MW	24 MW

Notes:

(1)     Due to changes in the accounting standards, these companies are treated as joint arrangements and as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements. Their assets, liabilities and results are accounted for using the equity method of accounting;

(2)     Paulista Lajeado has a 7% stake in the installed capacity of Investco S.A..

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Energy commercialization and services	Company Type	Core activity	Equity Interest

CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda. ("Nect")(1)	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")(2)	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A. ("CPFL Telecom")(3)	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A.	Private corporation	Electric energy transmission services	Indirect 100%
CPFL Eficiência Energética S.A ("CPFL ESCO") (4)	Private corporation	Management in Energy Efficiency	Direct 100%
CPFL Transmissora Morro Agudo S.A. ("CPFL Transmissão Morro Agudo")	Private corporation	Electric energy transmission services	Direct 100%
CPFL TI Nect Serviços de Informática Ltda. (CPFL TI Nect)	Limited company	IT services	Direct 100%

(1) Former Chumpitaz Serviços S.A.;
(2) Former Bio Anicuns S.A.;
(3) Former Bio Itapaci S.A..
(4) Former CPFL Participações S.A.

Other	Company Type	Core activity	Equity Interest

CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

4.1) Consolidation of CPFL Renováveis Financial Statements

On March 31, 2015, CPFL Energia indirectly held 51.61% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

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1Q15 Results | May 08, 2015

4.2) Presentation of adjusted figures

As of the 1Q14, the presentation of adjusted figures considers similar holdings in each of the assets in which CPFL Energia has a stake. Therefore, the result of adjusted figures already excludes non-controlling shareholders’ interests.

5) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement – CPFL ENERGIA (IFRS – R$ Thousands)
	1Q15	1Q14	Var.
Gross Operating Revenue (IFRS)(1)	7,405,069	5,027,053	47.3%
Net Operating Revenue (IFRS)(1)	5,059,260	3,738,540	35.3%
Cost of Electric Power (IFRS)	(3,597,851)	(2,552,244)	41.0%
Operating Costs & Expenses (IFRS)	(1,051,362)	(937,733)	12.1%
EBIT (IFRS)	640,855	437,333	46.5%
EBITDA (IFRS)(2)	972,196	787,301	23.5%
Financial Income (Expense) (IFRS)	(366,729)	(222,905)	64.5%
Income Before Taxes (IFRS)	291,250	285,503	2.0%
Net Income (IFRS)	142,310	174,402	-18.4%

Consolidated Income Statement - CPFL ENERGIA (Pro-forma - R$ Thousands)
	1Q15	1Q14	Var.
Gross Operating Revenue (IFRS)(1)	7,345,686	5,131,088	43.2%
Net Operating Revenue (IFRS)(1)	5,029,752	3,851,150	30.6%
Cost of Electric Power (IFRS)	(3,288,570)	(2,177,255)	51.0%
Operating Costs & Expenses (IFRS)	(1,105,745)	(1,040,892)	6.2%
EBIT (IFRS)	866,244	821,773	5.4%
EBITDA (IFRS)(2)	1,145,799	1,085,622	5.5%
Financial Income (Expense) (IFRS)	(355,609)	(198,663)	79.0%
Income Before Taxes (IFRS)	510,635	622,157	-17.9%
Net Income (IFRS)	300,335	395,537	-24.1%

Notes:

(1)    Disregard construction revenues;

(2)    Adjusted figures take into account CPFL’s  equivalent stake in each generation project, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) of 1Q14 and disregard non-recurring effects. Since 1Q14, the old regulatory assets and liabilities, now called sectorial financial assets and liabilities, were recognized by the IFRS;

(3)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

5.1) Sectorial Financial Assets and Liabilities

On November 25, 2014, through Dispatch no. 4,621, Aneel approved the amendment to concession agreements of distribution companies, in order to include a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified.

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After this change, the Securities and Exchange Commission of Brazil (CVM) approved, on December 9, 2014, through Resolution no. 732, the recognition of assets and liabilities that were previously called “regulatory assets and liabilities” in the financial statements of distribution companies, which are now called “sectorial financial assets and liabilities”.

By the end of 2014, the accumulated balance of regulatory assets and liabilities until December 31, 2014 was accounted, in the amount of R$ 831 million (net of PIS and Cofins). In 1Q15, sectorial financial assets and liabilities, in the amount of R$ 625 million, net of PIS and Cofins, were recorded.

5.2) Operating Revenue

Disregarding the revenue from the construction of concession infrastructure, gross operating revenue (IFRS) reached R$ 7,405 million in 1Q15, an increase of 47.3% (R$ 2,378 million). The adjusted gross operating revenue was of R$ 7,346 million, an increase of 43.2% (R$ 2,215 million).

Net operating revenue (IFRS disregarding the revenue from the construction of concession infrastructure) reached R$ 5,059 million in 1Q15, an increase of 35.3% (R$ 1,321 million). The adjusted net operating revenue, disregarding the revenue from the construction of concession infrastructure, amounted to R$ 5,030 million, an increase of 30.6% (R$ 1.179 million).

The increase in net operating revenue, already considering revenue eliminations, was mainly caused by the following factors:

•         Increase of revenues in the Distribution segment, in the amount of R$ 1,283 million (for more details, see item 12.1.1);

•         Increase of revenues in CPFL Renováveis, in the amount of R$ 45 million;

Partially offset by:

•         Increase of revenues in the Conventional Generation segment, in the amount of R$ 116 million;

•         Increase of revenues in the Commercialization and Services segment, in the amount of R$ 33 million.

5.3) Cost of Electric Energy

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 3,598 million in 1Q15, representing an increase of 41.0% (R$ 1,046 million). The adjusted cost of electric energy was R$ 3,289 million in 1Q15, an increase of 51.0% (R$ 1,111 million). The factors that explain these variations follow below:

•      The cost of electric power purchased for resale (IFRS) in 1Q15 reached R$ 3,204 million, an increase of 35.8% (R$ 844 million). The adjusted cost of electric power purchased for resale in 1Q15 was R$ 2,890 million, an increase of 46.1% (R$ 911 million). The increase reflects the higher prices of purchased energy and the volume of electricity purchased for resale, the lower energy purchases and prices in the spot market and the recording of ACR account loans in 1Q14, which was not repeated this year. This can be detailed by the variations below:

            (i)       Increase in the cost of energy purchased through auction in the regulated environment and bilateral contracts (R$ 566 million), mainly caused by the increase of 27.3% in the average purchase price (R$ 223.73/MWh in 1Q15 vs R$ 175.70/MWh in 1Q14) and of 6.4% (581 GWh) in the volume of purchased energy;

           (ii)       Increase in the cost of energy from Itaipu (R$ 265 million), mainly caused by the increase of 79.4% in the average purchase price (R$ 239.45/MWh in 1Q15 vs R$ 133.44/MWh in 1Q14),  partially offset by decrease of 1.1% (29 GWh) in the volume of purchased energy;

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          (iii)        The recording of ACR account loans in 1Q14, in the amount of R$ 1,170 million, in order to cover costs with involuntary exposure and thermal dispatch in the distribution companies;

Partially offset by:

         (iv)       Decrease in the amount of energy purchased in the spot market (38.7% or 927 GWh) and in the spot prices (R$ 388.48/MWh in 1Q15 vs R$ 674,63 in 1Q14).

In addition to these effects, we note the following variations:

          (v)        Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 74 million);

         (vi)        Lower costs with Proinfa (R$ 3 million).

•         Charges for the use of the transmission and distribution system (IFRS) reached R$ 394 million in 1Q15, an increase of 104.9% (R$ 202 million) if compared to 1Q14. In adjusted numbers, charges for the use of the transmission and distribution system were R$ 400 million in 1Q15, an increase of 100.1% (R$ 200 million), due to the following factors:

            (i)        Increase of 365.6% in the system service usage charges – ESS (R$ 134 million), due to the spot price (PLD) reduction;

           (ii)        Increase of 50.7% in the basic network charges (R$ 78 million), mainly in CPFL Paulista (R$ 39 million), CPFL Piratininga (R$ 17 million) and RGE (R$ 12 million) due to the readjustment of 8.1% in the agreements between distribution and transmission companies in July 2014 and changes in the methodology for the apportionment of TUST-rb;

          (iii)        Other effects (R$ 9 million);

Partially offset by:

         (iv)        Decrease of 108.7% in PIS and Cofins tax credits, generated from the sector charges (R$ 20 million).

5.4) Operating Costs and Expenses

Operating costs and expenses (IFRS + Construction Costs) were R$ 1,051 million in 1Q15, an increase of 12.1% (R$ 114 million). Adjusted operating costs and expenses were R$ 1,106 million in 1Q15 (R$ 65 million), an increase of 6.2%, due to the following factors:

•         The adjusted PMSO item, that reached R$ 580 million in 1Q15, compared to R$ 575 million in 1Q14, registering an increase of 0.8% (R$ 4 million);

•         Increase of 21.9% (R$ 41 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 230 million in 1Q15, has its counterpart in the “operating revenue”;

•         Depreciation and Amortization, which represented an increase of 5.6% (R$ 15 million), are mainly explained (i) by the depreciation of assets that came to operate in CPFL Renováveis (R$ 7 million) and (ii) Distribution segment (R$ 4 million);

•         Increase of 35.7% in the Private Pension Fund expenses (R$ 4 million);

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The table below lists the main variations in PMSO:

MANAGERIAL ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	1Q15	1Q14	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(225.0)	(196.7)	(28.4)	14.4%
Material	(32.2)	(27.9)	(4.3)	15.4%
Outsourced Services	(135.9)	(119.4)	(16.5)	13.8%
Other Operating Costs/Expenses	(97.8)	(114.4)	16.6	-14.5%
Reported PMSO (IFRS) - (A)	(490.9)	(458.3)	(32.6)	7.1%
Proportional Consolidation + Sectorial financial assets and liabilities in 1Q14
Personnel	5.3	4.3
Material	(99.9)	(107.6)
Outsourced Services	8.5	2.5
Other Operating Costs/Expenses	(2.7)	(16.1)
Total Proportional Consolidation + Sectorial financial assets and liabilities in 1Q14 - (B)	(88.8)	(117.0)	28.2	-24.1%
Adjusted PMSO
Personnel	(219.7)	(192.4)	(27.3)	14.2%
Material	(132.1)	(135.5)	3.5	-2.6%
Outsourced Services	(127.3)	(116.9)	(10.5)	9.0%
Other Operating Costs/Expenses	(100.6)	(130.5)	30.0	-23.0%
Total Adjusted PMSO - (C) = (A) + (B)	(579.7)	(575.3)	(4.4)	0.8%

This variation is explained mainly by the following aspects:

(i)            Personnel expenses, that recorded an increase of 14.2% (R$ 27 million), mainly due to (i.a) Collective Bargaining Agreement (R$ 11 million); (i.b) increase in the Services segment business, due to  business expansion of CPFL Serviços, CPFL Atende, CPFL Total and Nect (R$ 8 million), (i.c) provision for Profit Sharing Program (R$ 3 million) and (i.d) insourcing of activities of the Commercial Technical Service in the Distribution segment (R$ 4 million);

(ii)           Out-sourced services expenses, which registered an increase of 9.0% (R$ 11 million), mainly in the CPFL Paulista (R$ 7 million); RGE (R$ 4 million) and CPFL Piratininga (R$ 3 million) due to increase in the Distribution segment related to call center services, meter reading, tree pruning, cutbacks, hardware and software maintenance, combat fraud and others; and

Partially offset by:

(iii)          Decrease of 2.6% in Material (R$ 4 million), mainly explained by iii.a)additional material expenses related to the oil acquisition by Epasa (Termonordeste TPP and Termoparaíba TPP), that reduced R$ 9 million in Conventional Generation in opposition to increase in the Distribution segment (R$ 2 million) due to iii.b) replacement of lines and networks, machinery and equipments, buildings conservation and maintenance of the vehicle fleet; iii.c) CPFL Renováveis (R$ 1 million) and iii.d) Commercialization and Services segment (R$ 1 million) and;

(iv)         Other operational costs/expenses, that registered a decrease of 23.0% (R$ 30 million), mainly due to (iv.a) lower losses with disposal of assets (R$ 11 million); (iv.b) decrease of legal and court expenses (R$ 7 million); (iv.c)  inspection fee expenses (R$ 6 million), which in 2015 is accounted in revenue deductions and (iv.d) others (R$ 6 million);

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The itens related to oil acquisition by Epasa and operating costs and expenses (PMSO) of Service segment are directly associated to revenue generation from these activities.

5.5) EBITDA

1Q15 IFRS EBITDA reached R$ 972 million, an increase of 23.5% (R$ 185 million). The adjusted EBITDA in 1Q15 totaled R$ 1,146 million, compared to R$ 1,086 million in 1Q14, an increase of 5.5%.

5.6) Financial Result

In 1Q15, net financial expense (IFRS) was of R$ 367 million, an increase of 64.5% (R$ 144 million) compared to the net financial expense of R$ 223 million reported in 1Q14. The adjusted net financial expense was R$ 356 million, an increase of 79.0% if compared to the same period of 2014 (R$ 157 million).

The items explaining these variations in adjusted Financial Result are as follows:

•         Financial Revenues: increase of R$ 41 million, from R$ 233 million in 1Q14 to R$ 274 million in 1Q15, mainly due to the following factors:

(i)            Increase in the income of financial investments and monetary and exchange adjustments (R$ 36 million), due to the higher average CDI interbank rate, from 10.3% in 1Q14 to 12.1% in 1Q15;

(ii)           Increase in arrears of interest and fines (R$ 6 million);

(iii)          Increase in the restatement of escrow deposits (R$ 3 million);

(iv)         Other effects (R$ 2 million);

Partially offset by:

(v)          Currency variation in Itaipu invoices (R$ 6 million).

•         Financial Expenses: increase of 45.9% (R$ 198 million), from R$ 432 million in 1Q14 to R$ 630 million in 1Q15, mainly due to the following factors:

(i)            Increase of debt charges and monetary and exchange variations (R$ 156 million), due to the higher average CDI interbank rate, from 10.3% in 1Q14 to 12.1% in 1Q15 and of debt stock;

(ii)           Currency variation in Itaipu invoices (R$ 70 million).

(iii)          Decrease of capitalized borrowing costs due to the startup of CPFL Renováveis projects (R$ 6 million);

(iv)         Increase in the financial expenses with the Use of Public Asset (UBP) (R$ 4 million), due to the variation of the IGP-M, index used to update this item.

Partially offset by:

(v)          Mark-to-market effect for financial operations under Law 4,131 (non-cash effect) (R$ 34 million);

(vi)         Other effects (R$ 3 million).

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5.7) Net Income

In 1Q15, net income (IFRS) was R$ 142 million, an increase of 18.4% if compared to 1Q14. Adjusted net income totaled R$ 300 million, a decrease of 24.1% if compared to 1Q14.

6) DEBT

6.1) Financial Debt (Including Hedge)

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

CPFL Energia’s Financial Debt Pro-forma (including hedge) reached R$ 17,372 million in 1Q15, an increase of R$ 526 million, or 3.1%, compared to 1Q14. This increase in net debt is mainly a reflection of:

•         The decrease in indebtedness due to the funding, net of amortizations, in the amount of R$ 226 million, in CPFL Energia (Holding) and the other Group companies;

•         Debt Stock of R$ 407 million lower in 1Q15, concerning the change in participation of CPFL Renováveis (58.84% to 51.61%);

•         The increase in the other charges, fundings and monetary and exchange rate updates (net of hedge) in the period, in the amount of R$ 707 million.

The main contributing funding and amortizations to the variation in the balance of financial debt described above were:

•         CPFL Energia (Holding): amortizations, net of funding, totaling R$ 790 million:

+      Funding of financial institutions financing (R$ 500 million);

-      Amortizations of the debentures principal (4ª Issue of R$ 1.290 million).

•         Distribution Segment: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 1,124 million:

+      Funding of BNDES financing for CPFL Paulista (R$ 6 million), CPFL Piratininga (R$ 122 million), RGE (R$ 117 million), CPFL Santa Cruz (R$ 23 million) and CPFL Jaguariúna (R$ 28 million);

+      Funding of financial institutions financing for CPFL Paulista (R$ 1,305 million), CPFL Piratininga (R$ 456 million), RGE (R$ 338 million) CPFL Santa Cruz (R$ 8 milion) and CPFL Jaguariúna (R$ 77 milion);

-      Amortizations of BNDES financing for CPFL Paulista (R$ 159 million), CPFL Piratininga (R$ 63 million), RGE (R$ 85 million), CPFL Santa Cruz (R$ 2 million) and CPFL Jaguariúna (R$ 6 million);

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-      Amortizations of financial institutions financing for CPFL Paulista (R$ 592 million), CPFL Piratininga (R$ 196 million) and RGE (R$ 156 million), CPFL Santa Cruz (R$ 27 million) and CPFL Jaguariúna (R$ 68 milion).

•         Commercialization and Services Segment: funding, net of amortizations, totaling R$ 14 million:

+      Funding of BNDES financing for CPFL Serviços (R$ 11 million);

+      Funding of financial institutions financing for CPFL Serviços (R$ 9 million);

-      Amortizations of BNDES financing for CPFL Serviços (R$ 4 million);

-      Amortizations of financial institutions financing for CPFL Serviços (R$ 2 million).

•         Conventional Generation Segment: amortizations, net of funding, totaling R$ 118 million:

+      Funding of financial institutions financing for CPFL Paulista Lajeado (R$ 35 million);

+      Debentures issuance by CPFL Geração (7th Issue of R$ 635 million and 8th Issue of R$ 70 million);

-      Amortizations of BNDES financing for Epasa (R$ 8 million), Baesa (R$ 15 million), Ceran (R$ 28 million), Enercan (R$ 27 million) and Foz do Chapecó (R$ 66 million);

-      Amortizations of financial institutions financing for Epasa (R$ 10 million);

-      Amortizations of the debentures principal of CPFL Geração (4th Issue of R$ 680 million), Epasa (R$ 17 million), Baesa (R$ 4 million) and Enercan (R$ 3 million).

•         CPFL Renováveis: amortizations (BNDES and other financial institutions), net of funding, in the amount of R$ 50 million:

+      Funding of BNDES financing (R$ 202 million);

+      Funding of financial institutions financing (R$ 31 million);

+      Debentures issuance (2th Issue of R$ 161 million and WF2 of R$ 88 million);

-      Amortizations of BNDES financing (R$ 251 million);

-      Amortization of financial institutions financing (R$ 233 million);

-      Amortizations of the debentures principal (WF2 of R$ 15 million).

•         Other Segments: funding, net of amortizations, totaling R$ 47 million:

+      Funding of BNDES financing for CPFL Transmissão Piracicaba (R$ 10 million);

+      Funding of financial institutions financing for CPFL Telecom (R$ 44 million);

-      Amortizations of financial institutions financing for CPFL Telecom (R$ 7 million).

Financial Debt - 1Q15 - Pro-Forma (R$ thousands)
	BNDES		Financial Institutions		Other		Foreign Currency		Debentures			Total
Segments	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Holding (CPFL Energia)	-	-	300,000	-	-	-	241,758	-	-	-	541,758	-	541,758
Distribution	249,916	1,206,262	199,604	462,148	4,810	12,791	210,007	4,776,953	260,000	2,245,000	924,337	8,703,154	9,627,491
Commercialization and Services	3,359	25,156	1,853	4,640	1,231	2,323	-	12,277	-	228,000	6,442	272,396	278,839
Conventional Generation	171,845	1,225,529	-	617,520	10,164	78,769	-	326,010	290,729	2,307,290	472,738	4,576,368	5,049,107
CPFL Renováveis	165,607	1,394,366	25,805	-	36,903	380,468	-	-	102,877	743,566	331,192	2,518,400	2,849,592
Other	2,292	54,688	7,167	28,796	-	-	11,262	-	-	-	20,720	83,484	104,204

Debt (Principal)	593,018	3,906,002	534,429	1,113,105	53,108	474,351	463,026	5,115,239	653,606	5,523,855	2,297,187	16,153,803	18,450,990

Charges											328,907	(80,256)	248,651

Hedge											(89,842)	(1,238,296)	(1,328,138)

Financial Debt Including Hedge											2,536,252	14,835,251	17,371,503
Percentage on total (%)											14.6%	85.4%	100.0%

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1Q15 Results | May 08, 2015

Of the total indebtedness of R$ 17,372 million in 1Q15, R$ 14,835 million (85.4%) are considered long term and R$ 2,536 million (14.6%) are considered short term. In 1Q14, of the total of R$ 17,511 million, R$ 15,826 million (90.4%) are considered long term and R$ 1,684 million (9.6%) are considered short term.

CPFL Energia has always adopted a solid and conservative financial policy. Thus, the Company has used since 2011, a prefunding strategy, in other words, forecasts the cash needs for the next 12-18 months and anticipates market access on more favorable terms of liquidity and cost. Thus, at the end of 2014, CPFL Energia, envisioning a more restrictive credit scenario in 2015, started working in 2016 prefunding.

6.2) Debt Amortization Schedule

Note: Considers only the principal debt; In 2015, amortization is from April/2016.

The cash position at the end of 1Q15 has coverage ratio of 1.65x the amortizations of the next 12 months, enough to honor all amortization commitments until around the beginning of 2017. The average amortization term, calculated by this schedule, is 3.67 years.

6.3) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

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1Q15 Results | May 08, 2015

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

Total debt in Pro-forma criteria, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 17,953 million in 1Q15, increase of 4.1%. The nominal average cost of debt went from 10.0% p.a. in 1Q14 to 10.6% p.a. in 1Q15, due mainly to the increase in the CDI interbank rate, among other reasons.

  Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA; PSI – Investment Support Program.

As a result of the funding operations and amortizations, considering the indexation after hedge, there was a decrease in the BNDES-TJLP-indexed portion (from 22.9%, in 1Q14, to 20.4%, in 1Q15), an increase in the portion of the debt prefixed-PSI (from 6.5%, in 1Q14, to 5.8%, in 1Q15), and in the portion tied to the IGP-M/IGP-DI (from 2.6%, in 1Q14, to 1.1%, in 1Q15) in addition to an increase in debt linked to the CDI- pegged portion (from 68.0 % in 1Q14 , to 72.6 % in 1Q15).

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1Q15 Results | May 08, 2015

The foreign-currency debt would have come to 30.1% of the total, if banking hedge operations had been excluded. Considering the contracted swap operations, which convert the indexation of debt in foreign-currency to the CDI, the effective foreign-currency debt is 0.1% (which has natural hedge).

The portion of the debt tied to the IGP-M/IGP-DI is related mostly to the debt with the private pension fund.

Debt Profile – IFRS – Indexation After Hedge – 1Q14 vs. 1Q15

6.4) Net Debt and Leverage

Pro forma (*) - R$ Thousands	1Q15	1Q14	Var.
Financial Debt (including hedge)	(17,371,503)	(16,845,765)	3.1%
(+) Available Funds	3,782,893	4,045,396	-6.5%
(=) Net Debt	(13,588,610)	(12,800,369)	6.2%

IFRS - R$ Thousands	1Q15	1Q14	Var.
Financial Debt (including hedge)	(18,960,967)	(17,510,597)	8.3%
(+) Available Funds	4,027,798	4,242,756	-5.1%
(=) Net Debt	(14,933,169)	(13,267,842)	12.6%

Note: (*) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA.

In 1Q15, Net Debt Pro-forma totaled R$ 13,589 million, an increase of 6.2% or R$ 788 million, compared to net debt position at the end of 1Q14 in the amount of R$ 12,800 million.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of the projects. Also, include in the calculation of adjusted EBITDA the historic EBITDA of newly acquired projects. As a result, adjusted net debt totaled R$ 13,589 million and adjusted EBITDA reached R$ 3,835 million, and the adjusted Net Debt / adjusted EBITDA at the end of 1Q15 reached 3.54x.

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1Q15 Results | May 08, 2015

7) INVESTMENTS

In 1Q15, R$ 331 million were invested in business maintenance and expansion, of which R$ 176 million in distribution, R$ 147 million in generation (R$ 146 million of CPFL Renováveis and R$ 1 million of conventional generation) and R$ 8 million in commercialization and services. In addition, we invested R$ 17 million in the quarter in the construction of CPFL Transmissão’s  transmission lines and,  according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” in non current assets. CPFL Energia also booked R$ 34 million in Special Obligations in the quarter among other items financed by the consumer.

Listed below are some of the main investments made by CPFL Energia in 1Q15, in each segment:

         (i)   Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

        (ii)   Generation: chiefly focused on Morro dos Ventos II Wind Farm, project that went into operation on April 16, 2015, and Campo dos Ventos, São Benedito and Pedra Cheirosa Wind Complexes and Mata Velha SHPP, projects still under construction.

Investments Projected by the Group for the Next 5 Years

IFRS – 100% CPFL Renováveis and CERAN (R$ million)

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1Q15 Results | May 08, 2015

Investments Projected by the Group for the Next 5 Years

Pro-forma – Proportional Stake in the Generation Projects (R$ million)

8) ALLOCATION OF RESULTS

The Company’s Bylaws require the distribution of at least 25% of net income adjusted according to law, as dividends to its shareholders.  The proposal for allocation of net income from the fiscal year 2014 is shown below:

Thousands of R$
Net income of the fiscal year - Individual	949,177
Results from previous years	26,055
Prescribed dividend	5,722
Net income base for allocation	980,954
Legal reserve	(47,459)
Reversal of reserve of retained earnings for investment	108,987
Interim dividends	(422,195)
Statutory reserve - concession financial asset	(65,400)
Statutory reserve - strengthening of working capital	(554,888)

For this fiscal year, considering that the Company has already distributed R$ 422 million in dividends (44.5% of net income from the fiscal year), which is higher than the mandatory minimum, and considering (i) the current adverse economic scenario, (ii) the unpredictable nature of the water situation and (iii) the uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases, the Company’s Management proposed the allocation of R$ 555 million to the statutory reserve – strengthening of working capital.

Stock Dividend for Shareholders

To strengthen the Company’s capital structure, the Board of Executive Officers meeting held on March 16, 2015, recommended that the Board of Directors propose to the Shareholders Meeting the capitalization of the balance of the statutory reserve – strengthening of working capital, through the issue of new shares to shareholders.  This proposal was approved by the Extraordinary Shareholders Meeting held on April 29, 2015.

CPFL Energia informed its shareholders and the market, through a Notice to Shareholders released on April 29, 2015, that the Extraordinary General Meeting, held on April 29, 2015, decided the following corporate action:

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(i) Increase in the capital stock: the increase in the subscribed and paid in capital stock in the amount of R$ 554,887,598.45 (five hundred fifty-four million, eight hundred eighty-seven thousand, five hundred ninety-eight reais and forty-five centavos), the said subscribed and paid in capital stock increasing from R$ 4,793,424,356.62 (four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos) to R$ 5,348,311,955.07 (five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five reais and seven centavos), through the capitalization (reversal) of the statutory reserve for working capital reinforcement.

(ii) Bonus in shares of 3.194510783%: the capital increase was effected with the issue of 30,739,955 (thirty million, seven hundred and thirty-nine thousand, nine hundred and fifty-five) common book entry shares, without par value, which was granted to the holders of shares as a bonus in the proportion of 0.03194510783 new share of the same type for each share held, being the shares held as treasury stock also enjoying the bonus rights.

(ii.i) Baseline date: stockholders with shares held at the close of the record date of April 29, 2015 were entitled to bonus rights.

(ii.ii) Trading: the shares were released for trading ex-bonus rights as from April 30, 2015; additionally, the new shares were included in the stockholders position on May 6, 2015.

(ii.iii) Bonus Share Rights: the new shares shall be entitled in full to dividend payouts that may be declared as from May 6, 2015, under the same conditions as the common shares of CPFL Energia, as applicable.

(ii.iv) Share Fractions: the bonus shall always be effected in whole numbers. Shareholders wishing to transfer share fractions resulting from the bonus, may do so for the period between May 06, 2015 and June 05, 2015, pursuant to Paragraph 3, Article 169 of Law 6.404/76. This period having elapsed, any eventual amounts remaining from the share fractions shall be separated, grouped into whole numbers and sold on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange and the product of the sale shall be made available to shareholders entitled to these fractions on a date to be notified in due course.

(ii.v) Cost of Bonus Shares: the cost attributed to the bonus shares is R$ 18.051021820 per share, for the purposes of the provision in Article 10 of Law 9,249 of December 26, 1995.

(ii.vi) International Market: on the New York Stock Exchange (NYSE) where each American Depositary Receipt (ADR) represents 2 (two) common shares, investors received 0.03194510783 new ADR for every 1 (one) ADR already held.

9) STOCK MARKET

9.1) Share Performance

CPFL Energia, which has a current free float of 30.9% (up to March 31, 2015), is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governance.

The shares closed the period priced at R$ 20.46 per share and US$ 12.72 per ADR, respectively (closing price on 03/31/2015).

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Shares Performance – 1Q15 (with adjustment by dividends)

In 1Q15, the shares valued 10.7 % on the BM&FBOVESPA and depreciated 8.4% on the NYSE.

Shares Performance – LTM 1Q15 (with adjustment by dividends)

In the last twelve months, the shares valued 15.8% on the BM&FBOVESPA and depreciated 18.0% on the NYSE.

9.2) Average Daily Volume

The daily trading volume in 1Q15 averaged R$ 36.3 million, of which R$ 22.8 million on the BM&FBOVESPA and R$ 13.5 million on the NYSE, 18.3% down compared to 1Q14. The number of trades on the BM&FBOVESPA increased by 1.1%, rising from a daily average of 5,554, in 1Q14, to 5,614 in 1Q15.

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Note: Considers the sum of the average daily volume on the BM&FBOVESPA and the NYSE.

9.3) Ratings

In March 2015, the Fitch Ratings downgraded de AA+ (bra) to AA (bra) the rating of CPFL Energia and its subsidiaries, with a stable outlook.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2012	2013	2014	1Q15
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA+
	Outlook	Stable	Stable	Stable	Stable
Fitch Ratings	Rating	AA+ (bra)	AA+ (bra)	AA+ (bra)	AA (bra)
	Outlook	Stable	Stable	Stable	Stable

Note: Close-of-period positions.

10) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia ("CPFL" or "Company") and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2014, CPFL marked 10 years since being listed on the BM&FBovespa and the New York Stock Exchange (“NYSE”).  With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the BM&FBovespa with Level III ADRs, a special segment for companies that comply with corporate governance best practices.  All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (Board), its decision-making authority, and the Board of Executive Officers, its executive body.  The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 external members, one of whom an Independent Member, whose term of office is 1 year and who are eligible for reelection.

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The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Management Processes, People Management and Related Parties), all coordinated by a director, which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, monitoring of internal audits and analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

To ensure that best practices permeate all activities of the Board and its relations with the Company while the Board members are focused on their decision-making functions, in 2006 the Company created the Board of Directors Advisory Council, which reports directly and solely to the Chairman of the Board.

This Advisory Council acts as the guardian of best practices to ensure compliance with Governance Guidelines; speed of communication between the Company and its Board members; quality and timeliness of information; integration and evaluation of members of the Board of Directors and the Audit Board; constant improvement of governance processes and institutional relations with government authorities and entities.

The composition of the Board of Executive Officers, provided for in the Company's Bylaws, whose reform and consolidation were approved at the General Shareholders’ Meeting held on April 29, 2015, was changed for the inclusion of a vice-presidency subordinate to the CEO, which goes from five (5) to six (6) executive vice-presidents, all of them with terms of office of two years, eligible for reelection, responsible for executing the strategy of CPFL and its subsidiaries as defined by the Board of Directors in line with governance guidelines. To ensure alignment of governance practices, Executive Officers sit on the Boards of Directors of companies that make up the CPFL group and nominate their respective executive officers.

CPFL has a permanent Audit Board, made up of 5 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ri.

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11) CURRENT SHAREHOLDERS STRUCTURE – 03/31/2015

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:

(1) Controlling shareholders;

(2) Includes the 0.1% stake of Camargo Corrêa S.A.;

(3) Includes the 0,5% stake of Caixa de Previdência dos Funcionários do Banco do Brasil;

(4) Includes the 0.2% stake of Petros e Sistel pension funds;

(5) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas.

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12) PERFORMANCE OF THE BUSINESS SEGMENTS

12.1) Distribution Segment

12.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	1Q15	1Q14	Var.
Gross Operating Revenue (IFRS)(1)	6,426,476	4,108,108	56.4%
Adjusted Gross Operating Revenue(1)	6,426,476	4,112,311	56.3%
Net Operating Revenue (IFRS)(1)	4,181,807	2,906,940	43.9%
Adjusted Net Operating Revenue(1)	4,211,807	2,928,581	43.8%
Cost of Electric Power	(3,194,735)	(2,222,228)	43.8%
Operating Costs & Expenses	(733,127)	(682,821)	7.4%
EBIT	467,501	186,461	150.7%
EBITDA (IFRS)(2)	584,926	300,078	94.9%
Adjusted EBITDA(3)	614,926	508,655	20.9%
Financial Income (Expense)	(157,502)	(56,991)	176.4%
Income Before Taxes	309,998	129,470	139.4%
Net Income (IFRS)	194,282	77,047	152.2%
Adjusted Net Income(4)	214,082	235,487	-9.1%

Notes:

(1)    Excludes Construction Revenue;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)    Adjusted EBITDA considers, besides the items mentioned above, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects;

(4)    Adjusted Net Income considers the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects;

(5)    The distributors’ financial performance tables are attached to this report in item 12.9.

12.1.1.1) Sectorial Financial Assets and Liabilities

On November 25, 2014, through Dispatch no. 4,621, Aneel approved the amendment to concession agreements of distribution companies, in order to include a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified.

After this change, the Securities and Exchange Commission of Brazil (CVM) approved, on December 2014, through Resolution no. 732, the recognition of assets and liabilities that were previously called “regulatory assets and liabilities” in the financial statements of distribution companies, which are now called “sectorial financial assets and liabilities”.

In 1Q15, the total sectorial financial assets and liabilities was accounted in the amount of R$ 625 million (net of PIS and Cofins), already discounted R$ 152 million related to the flags month supply in March 2015.

12.1.1.2) Operating Revenue

Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue (IFRS) amounted to 6,426 million, an increase of 56.4% (R$ 2,318 million).

•        Positive average tariff adjustment in the distribution companies for the period between 1Q14 and 1Q15, in the amount of R$ 1.510 million, due to the Annual Tariff Readjustments, application of tariff flags and the adoption of Extraordinary Tariff Review from March 2015;

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•        Increase of R$ 97 million in the gross revenue of TUSD from free customers;

•        Increase of R$ 144 million in Electricity Sales to Distributors;

•        Accounting of R$ 689 million of Sectorial Financial Assets and Liabilities;

Partially offset by:

•        Decrease of R$ 20 million in the resources from the CDE (low-income subsidy);

•        Reduction of 1.8% in the sales volume to the captive market, in the amount of R$ 46 million (market + mix);

•        Reduction of R$ 55 million in Other Revenues, mainly due to the following aspects:

                    (i)        Reduction by the reclassification of generators reimbursement from other revenues to energy cost in 1Q14 (R$ 61 million); and

                   (ii)        Increase of R$ 3 million related to the reclassification of operational fines from financial income to operating income.

Adjusted gross operating revenue registred an increase of 56.3% (R$ 2,314 million). Besides whats is presented above, the upturn in adjusted gross operating revenue was also caused by R$ 4 million of sectorial financial assets and liabilities, due to a net receivable in 1Q14.

Deductions from the gross operating revenue (IFRS) were R$ 2,245 million, representing an increase of 86.9% (R$ 1,044 million).

•        of 35.2% in ICMS tax (R$ 262 million);

•        of 67.0% in PIS and COFINS taxes (R$ 236 million), due to the increase in revenues in the period and the change in PIS/Cofins credits, due to a lower credit taken in 1Q15, in accordance with Law 12,973 / 14, which amended the rules of credit taken from 2015;

•        of 749,3% in the CDE sector charge (R$ 378 million), due to the adoption of new shares of CDE;

•        of 43.5% in the R&D and Energy Efficiency Program (R$ 13 million);

•        Accounting from 1Q15 of other consumer charges, referring to the tariff flags approved by the CCEE in January and Febuary (R$ 152 million);

•        R$ 3 million from the Annel’s inspection fee, which in 2014 was accounted in Other Expenses.

Partially offset by the following:

•        reduction of 3.8% in the PROINFA (R$ 1 million);

Adjusted deductions from the gross operating revenue were R$ 1,395 million, representing an increase of 29.1% (R$ 314 million), due to the following increases:

•        Non-recurring effect of R$ 13 million in PIS and Cofins in 1Q14 relating to compensation for the difference in the effective and real rates;

•        R$ 4 million variation in the sectorial financial assets and liabilities, due to a net payable in 1Q14;

Partially offset by the following:

•        Non-recurring effect of R$ 30 million in PIS and Cofins in 1Q15 related to changes in tribute calculus base (reclassification of reimbursement from generators, reclassification of tariff flags and increased CDE share defined in RTE - Extraordinary Tariff Review).

Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), net operating revenue (IFRS) reached R$ 4,182 million in 1Q15, representing an increase of 43.9% (R$ 1,275 million). Adjusted net operating revenue totalized R$ 4,212 million in 1Q15, an increase of 43.8% (R$ 1,283 million).

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12.1.1.3) Cost of Electric Power

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 3,195 million in 1Q15, representing an increase of 43.7% (R$ 973 million). The adjusted cost of electric energy amounted to R$ 3,195 million in 1Q15, representing an increase of 57.4% (R$ 1,164 million):

•         The cost of electric power purchased for resale (IFRS) in 1Q15 was R$ 2,824 million, representing an increase of 38.1% (R$ 779 million):

          (i)        Increase of 77.4% in the cost of energy from Itaipu (R$ 265 million), mainly due to the 79.6% increase in the average purchase price, partially offset by the decrease of 1.1% (29 GWh) in the volume of purchased energy;

         (ii)        Increase of 19.9% in the cost of energy purchased in the regulated environment (R$ 332 million), due to the increases of 12.7% in the average purchase price and of 6.4% (581 GWh) in the volume of purchased energy;

        (iii)        Accounting of ACR account loans in 1Q14, amounting to R$ 1,170 million, aiming to cover costs of involuntary exposure and thermal dispatch of the distributors.

Partially offset by:

        (iv)        Decrease of 67.1% in the cost of energy purchased in the short term (R$ 905 million), mainly due to the decrease of 46.4% in the average purchase price and 38.7% decrease in the volume of purchased energy (927 GWh);

         (v)        Decrease of 5.2% in the PROINFA cost (R$ 3 million), due to the increase of 9.9% in the average purchase price;

        (vi)        Increase of 38.1% (R$ 79 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase;

•         The adjusted cost of electric power purchased for resale in 1Q15 was R$ 2,824 million, representing an increase of 52.3% (R$ 970 million), due also to the R$ 190 million of sectorial financial assets and liabilities, from a net receivable in 1Q14.

•      Charges for the use of the transmission and distribution system (IFRS) reached R$ 370 million in 1Q15, a 109.3% reduction (R$ 193 million), due to the following factors:

            (i)        Increase of 53.2% in the basic network charges (R$ 72 million), mainly in CPFL Paulista (R$ 39 million), CPFL Piratininga (R$ 17 milion) e RGE (R$ 12 milion), due to adjustment of 8.1% of contracts between distributors and power transmitters in July/14 and the change in the apportionment methodology TUST-rb;

           (ii)        Increase of 79.7% in the Itaipu charges (R$ 7 million);

          (iii)        Increase in the system service usage charges – ESS (R$ 134 million), from a cost of R$ 37 million in 1Q14 to a revenue of R$ 171 million in 1Q15, reflecting the higher thermal dispatch out of merit order;

Partially offset by:

         (iv)        Increase of 109.3% in PIS and Cofins tax credits (cost reducer), generated from the charges (R$ 20 million).

•      Adjusted charges for the use of the transmission and distribution system reached R$ 370 million in 1Q15, an increase of 111.2% (R$ 195 million), due to the following factors (besides what was presented above):

          (v)        Non-recurring effect in the 1Q14 of R$ 14 million related to relocation of costs with basic network losses determined by the CCEE;

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Partially offset by:

         (vi)        R$ 13 million in the sectorial financial assets and liabilities, which was a net payable in 1Q14.

12.1.1.4) Operating Costs and Expenses

Operating costs and expenses (IFRS) were R$ 733 million in 1Q15 compared to R$ 683 million in 1Q14, an increase of 7.4% (R$ 50 million). Adjusted operating costs and expenses were also R$ 733 million in 1Q15 compared to R$ 688 million in 1Q14, an increase of 6.6% (R$ 45 million), due to the following factors:

•         Increase of 35.0% (R$ 4 million) in the Private Pension Fund item;

•         Net increase of 3.5% (R$ 4 million) in the Depreciation and Amortization item;

•         The PMSO item (IFRS), that reached R$ 386 million in 1Q15, compared to R$ 373 million in 1Q14, registering an increase of 3.6% (R$ 13 million), mainly due to the following factors:

            (i)        Personnel expenses, which registered an increase of 11.4% (R$ 16 million), mainly due to the (a) effects of the Collective Bargaining Agreement (R$ 8 million), (b) adjustments to the provision of Profit Share Program - PLR (R$ 2 million), (c) reduction in capitalization of personnel costs in investment (R$ 2 million) and (d) insourcing of Commercial Technical Service (R$ 4 million);

           (ii)        Out-sourced services expenses, which registered an increase of 14.4% (R$ 16 million). In CPFL Paulista (R$ 7 million), RGE (R$ 4 million) and CPFL Piratininga (R$ 3 million) mainly due to the increase in the expenses with warning notices, disconnection and reconnection, network maintenance, hardware and software maintenance and call center;

          (iii)        Material expenses, which registered an increase of 5.7% (R$ 1 million), mainly by increased spending on replacement materials for network maintenance, machinery and equipment and maintenance of buildings and procurement of materials for car fleet maintenance;

         (iv)        Other operating costs/expenses, which registered an increase of 19.5% (R$ 20 million), considering the impact of the following factors:

✓  Reduction in legal and judicial expenses (R$ 17 million);

✓  Reduction of provision for doubtful debts (R$ 3 million);

✓  Reduction in Annel’s inspection fee, which in 2015 is accounted in revenue deductions (R$ 3 million);

✓  Reduction in loss on disposal/deactivation of non-current assets (R$ 5 million);

Partially offset by:

✓  Increase in expenses related to the reclassification of operating fines from financial expenses to operating expenses, which were R$ 8 million in 1Q14.

•         The adjusted PMSO reached R$ 386 million in 1Q15, compared to R$ 378 million in 1Q14, registering an increase of 2.2% (R$ 8 million), due to the sectorial financial assets and liabilities net payable of R$ 5 million in 1Q14 (besides what was presented above).

•         Increase of 15.7% (R$ 29 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 214 million in 1Q15, has its counterpart in the “operating revenue”.

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12.1.1.5) EBITDA

EBITDA (IFRS) totaled R$ 585 million in 1Q15, registering an increase of 94.9% (R$ 285 million).

Considering the sectorial financial assets and liabilities and excluding the non-recurring effects, the Adjusted EBITDA reached R$ 615 million in 1Q15 compared to R$ 509 million in 1Q14, an increase of 20.9% (R$ 106 million).

12.1.1.6) Financial Result

The 1Q15 net financial expense (IFRS) was R$ 158 million, compared to the net financial expense of R$ 57 million in 1Q14, registering an increase of 176.4% (R$ 101 million). The 1Q15 adjusted net financial expense was also R$ 158 million, compared to the net financial expense of R$ 26 million in 1Q14, registering an increase of 517.5% (R$ 132 million).

The items explaining these changes are as follows:

•         Financial Revenue (IFRS): increase of 20.4% (R$ 33 million), from R$ 161 million in 1Q14 to R$ 193 million in 1Q15.

✓  Increase in the income from financial investments (R$ 14 million), due to the higher CDI;

✓  Increase in additions and late payment fines (R$ 5 million), due to increased receivables of delays in receipts of energy bills, due to the increase in the tariff;

✓  Increase in judicial deposits (R$ 4 million), mainly due to an update and reconcile the judicial deposits accounted in 1Q14;

✓  Sectorial Financial Assets monetary updates (R$ 10 million), which were accounted from Dec/14;

✓  Increase in CCEE settlement related rights from prior periods that were recorded in 1Q15 (R$ 5 million);

Partially offset by:

✓  Reduction in 1Q15 of R$ 3 million related to the reclassification of operating fines from financial income to operating income;

✓  Reduction in the monetary and foreign exchange update (R$ 4 million), mainly due to Itaipu’s exchange rate variation.

Adjusted Financial Revenue: increase of 12.6% (R$ 22 million), from R$ 172 million in 1Q14 to R$ 193 million in 1Q15, due to the sectorial financial assets and liabilities net receivable of R$ 11 million in 1Q14 (besides what was presented above).

•         Financial Expense (IFRS): increase of 61.2% (R$ 1333 million), from R$ 218 million in 1Q14 to R$ 351 million in 1Q15, mainly due to the following:

            (i)        Increase in debt charges (R$ 95 million), mainly due to an increase in average cost of debt, stock of debt and dollar rate;

           (ii)        Foreign exchange update of the Itaipu invoices (R$ 70 million);

          (iii)        Increase in fines and interest on the energy purchases (R$ 7 million);

         (iv)        Reduction of the expenses with contingencies updates (R$ 14 million);

          (v)        Other (R$ 3 million);

         (vi)        Partially offset by:

        (vii)        Mark-to-market effect in 1Q15 for financial operations under Law 4,131 - non-cash effect (R$ 34 million);

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       (viii)        Reduction in the reclassification of operating fines from financial expenses to operating expenses, which were R$ 8 million in 1Q14;

Adjusted Financial Expense: increase of 77.9% (R$ 153 million), from R$ 197 million in 1Q14 to R$ 351 million in 1Q15, mainly due to the following factors (besides what was presented above):

✓  Non-recurring effect on 1Q14 of R$ 26 million related to the effect of mark-to-market of loans made at that time (by means of Law No. 4131/62).

Partially offset by:

✓  R$ 6 million of sectorial financial assets and liabilities, which was a net payable in 1Q14.

12.1.1.7) Net Income

Net Income (IFRS) in 1Q15 was R$ 194 million, registering an increase of 152.2% (R$ 117 million).

Considering the sectorial financial assets and liabilities and excluding the non-recurring effects and other adjustments, the Adjusted Net Income totaled R$ 214 million in 1Q15, compared to R$ 235 million in 1Q14, a reduction of 9.1% (R$ 21 million).

12.1.2) Annual Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23rd
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

CPFL Paulista

Aneel Ratifying Resolution No. 1,871 of April 07, 2015 readjusted electric energy tariffs of CPFL Paulista by 41.45%, being 37.31% related to the Economic Adjustment and 4.14% as financial components outside the Tariff Readjustment, corresponding to an average effect of 4.67% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 3.43% and of the Parcel B was of 0.35%. The calculation took into account the change in the Extraordinary Tariff Review occored in February 2015. The new tariffs came into force on April 08, 2015.

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CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 03, 20154, Aneel approved the indexes of Annual Tariff Adjustments 2015 of the distributors CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, as shown in the table below:

Annual Tariff Adjustment (RTA)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Ratifying Resolution	1,849	18,51	1,853	1,852	1,850
Economic Adjustment	28.9%	30.24%	40.07%	28.82%	22.01%
Financial components	-5.55%	-5.36%	-1.61%	-8.02%	12.67%
Tariff adjustment	23.34%	24.88%	38.46%	20.8%	34.68%
Average effect	28.29%	28.38%	45.7%	24.64%	27.96%

The new tariffs came into force on February 03, 2015.

RGE

Aneel Ratifying Resolution No. 1,739 of June 17, 2014 readjusted electric energy tariffs of RGE by 21.82%, being 18.83% related to the Tariff Readjustment and 2.99% as financial components outside the Tariff Readjustment, corresponding to an average effect of 22.77% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 17.12% and of the Parcel B was of 1.70%. The new tariffs came into force on June 19, 2014.

CPFL Piratininga

Aneel Ratifying Resolution No. 1,810 of October 21, 2014 readjusted electric energy tariffs of CPFL Piratininga by 19.73%, being 15.81% related to the Tariff Readjustment and 3.92% as financial components outside the Tariff Readjustment, corresponding to an average effect of 22.43% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 15.50% and of the Parcel B was of 0.31%. The new tariffs came into force on October 23, 2014.

12.1.3) 2015 Extraordinary Tariff Review (RTE)

On February 27, ANEEL approved, through Resolution No. 1,858 / 2015, the Extraordinary Tariff Review - RTE of electricity distributors contended that such revision, among them the distributors CPFL Group. This RTE was necessary to restore the economic and financial balance of these concessionaries to meet the following facts: (i) the dollar rate and the tariff increase, which is utilized to honor the power purchase contracts from Itaipu HPP in 2015; (ii) increase in power purchase cost of the 2015 Adjustment Auction and 2014 Existing Energy Auction; (iii) significant increase in the CDE quota in 2015; (iv) exclusion of financial component from the prediction of exposure/overcontracting; and (v) recalculation of research and development (R&D) charge. For the distributors CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista e CPFL Sul Paulista, RTE was needed to reflect the new CDE quota in 2015, to suit the dollar rate to pay for the energy purchased from Itaipu and to exclude the financial component from the prediction of exposure/overcontracting, because the other items had already been considered in the Annual Tariff Adjustment (RTA), in February 3, 2015.

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The extraordinary tariff adjustments are shown, by distributor, in the following table:

Extraordinary Tariff Review (RTE)	RGE	CPFL Paulista	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz	CPFL Piratininga
Energy	17.1%	7.7%	1.2%	0.8%	2.6%	1.7%	-4.1%	3.3%
Charges	18.4%	24.0%	15.0%	20.5%	20.2%	17.4%	13.2%	26.0%
Average Effect	37.2%	32.3%	16.6%	22.0%	23.0%	19.5%	10.0%	29.8%

On April 07, ANEEL changed, through Resolution No. 1,870 / 2015, the Extraordinary Tariff Review - RTE of the distributors CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa, CPFL Santa Cruz. This correction was necessary to change the value of the monthly quotas of CDE – energy related to ACR, intended for repayment of loans contracted by CCEE in the management of ACR account. The rates resulting from this rectification entered into force on April 8, 2015.

The effect of the restatement of extraordinary tariff revisions in relation to the original RTE approved are shown, by distributor, in the following table:

Extraordinary Tariff Review (RTE)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Average Effect	-4.1%	4.0%	5.0%	-4.2%	-4.6%

12.1.4) Operating Performance of the Distribution Segment

The Group continues its strategy of encouraging the dissemination and sharing of best management and operational practices among the distribution companies, with the intention of raising operating efficiency and improving the quality of client service.

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The DEC index (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The FEC index (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

Annualized DEC and FEC (1Q14)
Company	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	6.87	7.59	17.61	7.37	6.69	6.03	10.09	5.66
FEC	4.8	4.71	8.84	6.88	5.53	5.11	7.72	6.16

Annualized DEC and FEC (1Q15)
Company	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Indicador
DEC	7.02	6.91	17.9	6.62	9.7	5.53	8.51	7.32
FEC	4.75	4.27	8.96	5.8	7.28	4.34	5.72	6.84

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12.2) Commercialization and Services Segments

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	1Q15	1Q14	Var.
Gross Operating Revenues	571,436	627,009	-8.9%
Net Operating Revenues	502,642	557,308	-9.8%
EBITDA (IFRS)(1)	34,225	76,984	-55.5%
NET INCOME (IFRS)	28,736	51,234	-43.9%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination, as CVM Instruction no. 527/12.

Operating Revenue

In 1Q15, gross operating revenue reached R$ 571 million, representing a reduction of 8.9% (R$ 56 million), while net operating revenues were down by 9.8% (R$ 55 million) to R$ 503 million.

EBITDA

In 1Q15, EBITDA totaled R$ 34 million, an increase of 55.5% (R$ 43 million), due to the margin reduction in the Commercialization segment, partially offset by the expansion in the Services segment.

Net Income

In 1Q15, net income amounted to R$ 29 million, a reduction of 43.9% (R$ 22 million).

12.3) Conventional Generation Segment

12.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation - IFRS (Pro-forma - R$ Thousands)
	1Q15	1Q14	Var.
Gross Operating Revenue	254,202	283,022	-10.2%
Net Operating Revenue	232,139	268,394	-13.5%
Cost of Electric Power	(48,492)	(22,160)	118.8%
Operating Costs & Expenses	(49,646)	(52,285)	-5.0%
EBITDA (1)	183,439	296,815	-38.2%
Net Income	38,436	140,215	-72.6%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination.

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Consolidated Income Statement - Conventional Generation - Adjusted (1) (Pro-forma - R$ Thousands)
	1Q15	1Q14	Var.
Gross Operating Revenue	538,454	635,427	-15.3%
Net Operating Revenue	489,792	591,871	-17.2%
Cost of Electric Power	(93,774)	(76,785)	22.1%
Operating Costs & Expenses	(197,947)	(202,387)	-2.2%
EBIT	198,071	312,700	-36.7%
EBITDA	257,794	370,840	-30.5%
EBITDA Adjusted (2)	384,903	393,291	-2.1%
Financial Income (Expense)	(142,782)	(128,328)	11.3%
Income Before Taxes	55,289	183,420	-69.9%
Net Income	33,428	123,372	-72.9%
Net Income Adjusted (2)	117,320	138,190	-15.1%

Notas:

(1) Proportionate Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó and Epasa);

(2) Excluding the non-recurring effects.

Operating Revenue

In 1Q15, Gross Operating Revenues, considering the proportionate consolidation of Conventional Generation, reached R$ 538 million, a reduction of 15.3% (R$ 97 million). Net Operating Revenues moved down 17.2% (R$ 102 million) to R$ 490 million.

The variation in the gross operating revenue is mainly due to the following factors:

     (i)       Reduction of the gain with the strategy put in place for the seasonality of physical guarantee due to the fall in the ceiling PLD. The gain of 1Q14 (R$ 117 million) was recorded in operating revenue; while the gain of 1Q15 (R$ 74 million) was recorded as a reducer of the cost of electric power;

    (ii)       Reduction in Epasa’s revenues, in the amount of R$ 3 million, reflecting the cost of acquisition of fuel oil;

Partially offset by:

   (iii)       Increase due the renewal of the PPA between CPFL Geração and Furnas and the price adjustments in the other PPAs (R$ 23 million).

Cost of Electric Power

In 1Q15, the cost of electric power reached R$ 94 million, an increase of 22.1% (R$ 17 million), due mainly to the following factors:

     (i)       GSF (Generation Scaling Factor) costs of R$ 127 million in 1Q15, while in 1Q14 this cost was of R$ 22 million – non-recurring effects. It is noteworthy that the power purchase agreement from Serra da Mesa HPP to Furnas exempts CPFL Geração of GSF expenses. Thus, these amounts are related to the Company’s other hydroelectric power plants (Ceran, Baesa, Enercan, Foz Chapecó and Jaguari Geração);

Partially offset by:

    (ii)       Gain with the strategy put in place for the seasonality of physical guarantee (cost reducer) (R$ 74 million);

   (iii)       Other effects (R$ 14 million).

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Operating Costs and Expenses

The operating costs and expenses reached R$ 198 million in 1Q15, compared to R$ 202 million in 1Q14, a reduction of 2.2% (R$ 4 million), due to the variations in:

     (i)       PMSO item, which reached R$ 138 million, a reduction of 3.6% (R$ 5 million), due mainly to the reduction in expenses with material regarding the acquisition of fuel oil by Epasa (R$ 9 million) (associated revenue), partially offset by the increase in expenses with CFURH (Financial Compensation for the Usage of Hydric Resources) (R$ 4 million);

Partially offset by:

    (ii)       Depreciation and Amortization, which reached R$ 60 million, an increase of 1.1% (R$ 1 million).

EBITDA

In 1Q15, EBITDA was R$ 258 million, compared to R$ 371 million in 1Q14, a reduction of 30.5% (R$ 113 million). The reduction is due mainly to the non-recurring expenses with GSF (R$ 105 million – R$ 127 million in 1Q15 and R$ 22 million in 1Q14) and the effects of the strategy put in place for the seasonality of physical guarantee in this quarter (R$ 43 million).

In 1Q15, the adjusted EBITDA reached R$ 385 million, a reduction of 2.1% (R$ 8 million).

Financial Result

In 1Q15, net financial result was a net expense of R$ 143 million, representing an increase of 11.3% (R$ 14 million).

Financial Expenses moved from R$ 145 million in 1Q14 to R$ 177 million in 1Q15 (R$ 32 million increase), due mainly to the increase in the CDI interbank rate and the exchange variation related to debt Baesa and Ceran.

Financial Revenues moved from R$ 17 million in 1Q14 to R$ 34 million in 1Q15 (R$ 17 million increase), due mainly to the increase in the CDI interbank rate and income related to foreign exchange hedge of debts of Baesa and Ceran.

Net Income

In 1Q15, net income was R$ 33 million, compared to R$ 123 million in 1Q14, a reduction of 72.9% (R$ 90 million). This variation is mainly due to the lower EBITDA, in addition to the worsening of the Financial Result, as explained above.

In 1Q15, adjusted net income was R$ 117 million, a reduction of 15.1% (R$ 21 million).

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12.4) CPFL Renováveis

12.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (100% Participation - R$ Thousands)
	1Q15	1Q14	Var.
Gross Operating Revenues (IFRS)	389,992	308,469	26.4%
Net Operating Revenues	364,415	288,907	26.1%
Cost of Electric Power	(121,812)	(126,998)	-4.1%
Operating Costs & Expenses	(193,315)	(143,206)	35.0%
EBIT	49,288	18,703	163.5%
EBITDA (IFRS)(1)	177,565	119,273	48.9%
Financial Income (Expense)	(106,682)	(68,206)	56.4%
Income Before Taxes	(57,394)	(49,503)	15.9%
Net Income (IFRS)	(64,645)	(54,325)	19.0%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination.

Consolidated Income Statement - CPFL Renováveis (Proportional Participation - R$ Thousands)
	1Q15	1Q14	Var.
Gross Operating Revenues (IFRS)	207,513	181,504	14.3%
Net Operating Revenues	194,023	169,994	14.1%
Cost of Electric Power	(68,813)	(74,726)	-7.9%
Operating Costs & Expenses	(99,772)	(84,263)	18.4%
EBIT	25,438	11,006	131.1%
EBITDA (IFRS)(1)	91,643	70,181	30.6%
Adjusted EBITDA(2)	119,709	112,598	6.3%
Financial Income (Expense)	(55,059)	(40,132)	37.2%
Income Before Taxes	(29,621)	(29,127)	1.7%
Net Income (IFRS)	(33,364)	(31,964)	4.4%
Adjusted Net Income(2)	(5,298)	10,452	-

Note:

(1)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)    Excludes Non-recurring effects.

Comments to CPFL Renováveis’ Financial Statements

In 1Q15, the variations in the Financial Statements of CPFL Renováveis are mainly due to the factors described below. These factors are partially offset by the amounts eliminated during the consolidation of CPFL Renováveis in CPFL Energia.

               (i)       The beginning of the revenues by availability of Rosa dos Ventos wind complex (13.7 MW) since February 2014;

              (ii)       The beginning of operation of Atlântica (120 MW) and Macacos I (30 MW) wind complexes, in March and May 2014, respectively;

             (iii)       Conclusion of the joint venture with DESA in September 2014, effectively as of October 2014.

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Operating Revenue

Considering proportional participation, gross operating revenue reached R$ 208 million in 1Q15, representing an increase of 14.3% (R$ 26 million), while net operating revenue moved up by 14.1% (R$ 24 million) to R$ 194 million. The increase occurred, mainly, due to the plants that began their sales in the period (mentioned above), plus the annual adjustment of contracts based on the IGP-M or IPCA that occurred throughout the period.

Plus, it is also important to note that the revenue on the effective generation of Santa Clara wind farms begun being recognized in March 29, 2014. Previously, mainly in 2013, its revenue corresponded to a fixed annual rate, placed by apportionment criteria, because the connection with the system was pending, waiting for the completion of the ICG construction (transmission grid).

Cost of Electric Power

In 1Q15, the cost of electric power (considering proportional participation) reached R$ 69 million, representing a reduction of 7.9% (R$ 6 million). This reduction was a result of the factors mentioned below:

•         The occurrence of non-recurring effects mentioned below:

            (i)        Lower purchase of energy to meet SHPPs sales contracts that weren’t part of MRE. In 1Q15, the purchases of Dourados, Guaporé, Três Saltos and Socorro SHPPs totalized R$ 1 million, while in 1Q14 the purchases of Três Saltos, Americana and Socorro SHPPs totalized R$ 23 million;

           (ii)        Extraordinary purchase of energy to meet Atlantic wind complex sales contract, whose last farm became operational in March 2014, amounting to R$ 16 million in 1Q14;

Partially offset by:

          (iii)        Implementation of GSF in the amount of R$ 27 million in 1Q15, while in 1Q14 this cost was of R$ 4 million. Unfavorable hydrological conditions as of the beginning of 2014 led to the implementation of GSF and hence the need to buy power generators for several MRE participants.

Operating Costs and Expenses

In 1Q15, operating costs and expenses (considering proportional participation) reached R$ 100 million, representing an increase of 18.4% (R$ 16 million). This increase was a result of the factors mentioned below:

             (i)        PMSO item, which reached R$ 34 million, an increase of 33.8% (R$ 8 million), due mainly to growth in the portfolio and the largest power generation in the period (R$ 6 million) and the contingency provision related to an arbitration process of a discontinued wind project in Rio Grande do Norte state (R$ 3 million);

            (ii)        Depreciation and Amortization, which reached R$ 66 million, an increase of 11.9% (R$ 7 million), due mainly to the depreciation of the assets that went into operation between 1Q14 and 1Q15.

EBITDA

In 1Q15, EBITDA (considering proportional participation) was R$ 92 million, an increase of 30.6% (R$ 21 million).

Considering proportional participation and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 120 million in 1Q15, compared to R$ 113 million in 1Q14, an increase of 6.3% (R$ 7 million).

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Financial Result

In 1Q15, Net Financial Result was a net expense of R$ 55 million, representing an increase of 37.2% (R$ 15 million). Financial Expenses moved from R$ 52 million in 1Q14 to R$ 70 million in 1Q15, an increase of 36.3% (R$ 19 million). Financial Revenues moved from R$ 11 million in 1Q14 to R$ 15 million in 1Q15, an increase of 33.2% (R$ 4 million).

Net Income

In 1Q15, net loss (considering proportional participation) was R$ 33 million, compared to a net loss of R$ 32 million in 1Q14, an increase of 4.4% (R$ 1 million).

Considering proportional participation and excluding the non-recurring effects, the Adjusted Net Loss totaled R$ 5 million in 1Q15, compared to an Adjusted Net Income of R$ 10 million in 1Q14.

12.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% Participation) totaled 1,802 MW of operating installed capacity and 306 MW of capacity under construction. The operational power plants comprises 38 Small Hydroelectric Power Plants – SHPPs (399 MW), 34 Wind Farms (1,032 MW), 8 Biomass Thermoelectric Power Plants (370 MW) and 1 Solar Power Plant (1 MW). Still under construction there are 11 Wind Farms (282 MW) and 2 SHPPs (51 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 3,244 MW, representing a total portfolio of 5,379 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date:

CPFL Renováveis - portfolio (100% participation)
In MW	SHPP	Wind	Biomass	Solar	TOTAL
Operating	399	1,032	370	1	1,802
Under construction	51	282	-	-	333
Under development	216	2,484	-	544	3,244
TOTAL	666	3,798	370	545	5,379

Morro dos Ventos II Wind Farm – Operating

ANEEL, through Dispatch nr. 1,107, authorized the start of commercial operations on April 16, 2015 of Morro dos Ventos II Wind Farm, whose start of operations was initially planned for 1H16. The farm totalizes 29.2 MW of installed capacity, with assured energy of 15.3 average-MW, and is located in the municipality of João Câmara, Rio Grande do Norte State. The energy was sold in the 13th New Energia Auction (“LEN” in portuguese) held in 2011 (price: R$ 133.20/MWh – March 2015). As of the date of the dispatch, the energy generated by this farm will be injected into the system and sold in the spot market until the start of the energy sales contract, which is effective as of January 2016.

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Campo dos Ventos Wind Farms and São Benedito Wind Farms

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V) and São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, are under construction. They will be operational, according to scheduled, from 2T16. The installed capacity is of 231.0 MW and the assured energy is of 120.9 average-MW.

Mata Velha SHPP

Mata Velha Small Hydroelectric Power Plant (SHPP), located at Minas Gerais, is under construction. As scheduled, it will gradually become operational from 2Q16. The installed capacity is of 24.0 MW and the assured energy is of 13.1 average-MW. The energy was sold in 16th New Energia Auction (“LEN” in portuguese) held in 2013 (price: R$ 143.30/MWh – March 2015).

Pedra Cheirosa Wind Farms

Pedra Cheirosa Wind Farms (Pedra Cheirosa I and II), located at Ceará State, are under construction. Start-up is scheduled for 1Q18. The installed capacity is of 51.3 MW and the assured energy is of 26.1 average-MW. The energy was sold in 18th New Energia Auction (“LEN” in portuguese) held in 2014 (price: R$ 133.00/MWh – March 2015).

Boa Vista II SHPP – Last A-5 Auction (April 2015)

CPFL Renováveis traded 14.0 average-MW on the 21st New Energy Auction, to be generated by Boa Vista II SHPP, located in the State of Minas Gerais an with 26.5 MW of installed capacity. The contract arising from that trade operation will be in force for 25 years, starting to supply power on January 1, 2020. The lot was sold at an average price of R$ 207.64/MWh (base: April 2015) with annual adjustments by the IPCA inflation index.

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13) ATTACHMENTS

13.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	03/31/2015	12/31/2014	03/31/2014

CURRENT
Cash and Cash Equivalents	4,027,798	4,357,455	4,242,756
Consumers, Concessionaries and Licensees	3,033,719	2,251,124	2,225,166
Dividend and Interest on Equity	54,483	54,483	55,265
Financial Investments	12,527	5,324	14,439
Recoverable Taxes	333,921	329,638	243,746
Derivatives	89,842	23,260	56
Sectoral Financial Assets	884,576	610,931	-
Materials and Supplies	22,378	18,505	22,063
Leases	13,329	12,396	12,013
Concession Financial Assets	559,942	540,094	-
Other Credits	1,000,067	1,011,495	1,824,755
TOTAL CURRENT	10,032,581	9,214,704	8,640,259

NON-CURRENT
Consumers, Concessionaries and Licensees	117,184	123,405	143,763
Affiliates, Subsidiaries and Parent Company	103,396	100,666	87,682
Judicial Deposits	1,171,261	1,162,477	1,139,048
Recoverable Taxes	140,539	144,383	167,684
Sectoral Financial Assets	292,721	321,788	-
Derivatives	1,251,437	584,917	194,677
Deferred Taxes	894,270	938,496	1,219,861
Leases	33,735	35,169	39,350
Concession Financial Assets	2,998,843	2,834,522	2,935,915
Investments at Cost	116,654	116,654	116,654
Other Credits	423,522	388,828	298,995
Investments	1,108,829	1,098,769	1,147,199
Property, Plant and Equipment	8,921,549	8,878,064	7,743,348
Intangible	9,014,873	9,155,973	8,705,508
TOTAL NON-CURRENT	26,588,813	25,884,112	23,939,685

TOTAL ASSETS	36,621,394	35,098,816	32,579,944

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13.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2015	12/31/2014	03/31/2014

CURRENT
Suppliers	2,147,001	2,374,147	2,440,119
Accrued Interest on Debts	100,918	97,525	81,820
Accrued Interest on Debentures	299,056	293,108	216,378
Loans and Financing	1,725,381	1,093,500	1,349,935
Debentures	723,313	2,042,075	35,300
Employee Pension Plans	87,444	85,374	80,343
Regulatory Charges	376,650	43,795	44,197
Taxes, Fees and Contributions	541,705	436,267	429,760
Dividend and Interest on Equity	19,031	19,086	21,118
Accrued Liabilities	80,774	70,252	75,152
Derivatives	0	38	1,019
Sectoral Financial Liabilities	6,438	21,998	-
Public Utilities	4,099	4,000	3,823
Other Accounts Payable	897,098	835,941	677,259
TOTAL CURRENT	7,008,908	7,417,104	5,456,224

NON-CURRENT
Suppliers	633	633	-
Accrued Interest on Debts	73,400	60,717	55,531
Accrued Interest on Debentures	-	-	39,185
Loans and Financing	11,220,501	9,426,634	8,350,156
Debentures	6,146,535	6,136,400	7,568,258
Employee Pension Plans	494,235	518,386	326,060
Taxes, Fees and Contributions	-	-	26,808
Deferred Taxes	1,378,227	1,385,498	1,116,646
Reserve for Tax, Civil and Labor Risks	483,545	490,858	475,740
Derivatives	13,141	13,317	7,748
Sectoral Financial Liabilities	24,290	-	-
Public Utilities	81,977	80,992	80,285
Other Accounts Payable	169,479	183,766	119,238
TOTAL NON-CURRENT	20,085,962	18,297,200	18,165,656

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424	4,793,424
Capital Reserve	468,082	468,082	285,477
Legal Reserve	650,811	650,811	603,352
Reserve of Retained Earnings for Investment	-	-	108,987
Statutory Reserve - Concession Financial Assets	368,935	330,437	303,504
Statutory Reserve - Strengthening of Working Capital	554,888	554,888	-
Dividends	-	-	567,802
Other Comprehensive Income	139,394	145,893	391,137
Retained Earnings	136,970	-	144,564
	7,112,504	6,943,535	7,198,246
Non-Controlling Shareholders' Interest	2,414,019	2,440,978	1,759,818
TOTAL SHAREHOLDERS' EQUITY	9,526,523	9,384,513	8,958,064

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	36,621,394	35,098,816	32,579,944

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13.3) Income Statement – CPFL Energia (IFRS)

(R$ thousands)

Consolidated - IFRS
	1Q15	1Q14	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	5,266,724	3,755,166	40.3%
Electricity Sales to Distributors	856,462	700,955	22.2%
Revenue from building the infrastructure	230,808	188,770	22.3%
Sectorial financial assets and liabilities	688,584	-	-
Other Operating Revenues(1)	593,300	570,931	3.9%
	7,635,877	5,215,823	46.4%

DEDUCTIONS FROM OPERATING REVENUES	(2,345,809)	(1,288,513)	82.1%
NET OPERATING REVENUES	5,290,068	3,927,309	34.7%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,203,931)	(2,359,960)	35.8%
Electricity Network Usage Charges	(393,920)	(192,284)	104.9%
	(3,597,851)	(2,552,244)	41.0%
OPERATING COSTS AND EXPENSES
Personnel	(225,033)	(196,670)	14.4%
Material	(32,180)	(27,883)	15.4%
Outsourced Services	(135,865)	(119,355)	13.8%
Other Operating Costs/Expenses	(97,828)	(114,416)	-14.5%
Cost of building the infrastructure	(230,178)	(188,770)	21.9%
Employee Pension Plans	(16,344)	(12,041)	35.7%
Depreciation and Amortization	(229,232)	(206,955)	10.8%
Amortization of Concession's Intangible	(84,701)	(71,644)	18.2%
	(1,051,362)	(937,733)	12.1%

EBITDA	972,196	787,301	23.5%

EBIT	640,855	437,333	46.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	287,073	228,686	25.5%
Financial Expenses	(653,802)	(451,592)	44.8%
	(366,729)	(222,905)	64.5%

EQUITY ACCOUNTING
Equity Accounting	17,408	71,370	-75.6%
Assets Surplus Value Amortization	(284)	(295)	-3.7%
	17,124	71,075	-75.9%

INCOME BEFORE TAXES ON INCOME	291,250	285,502	2.0%

Social Contribution	(41,463)	(30,429)	36.3%
Income Tax	(107,477)	(80,672)	33.2%

NET INCOME	142,310	174,401	-18.4%
Controlling Shareholders' Interest	168,970	176,496	-4.3%
Non-Controlling Shareholders' Interest	(26,660)	(2,094)	1172.9%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

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1Q15 Results | May 08, 2015

13.4) Income Statement – CPFL Energia (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted
	1Q15	1Q14	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	5,266,724	3,759,369	40.1%
Electricity Sales to Distributors	798,831	800,875	-0.3%
Revenue from building the infrastructure	230,808	188,770	22.3%
Sectorial financial assets and liabilities	688,584	-	-
Other Operating Revenues(1)	591,547	570,844	3.6%
	7,576,493	5,319,858	42.4%

DEDUCTIONS FROM OPERATING REVENUES	(2,315,934)	(1,279,938)	80.9%
NET OPERATING REVENUES	5,260,560	4,039,920	30.2%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,888,755)	(1,977,478)	46.1%
Electricity Network Usage Charges	(399,815)	(199,777)	100.1%
	(3,288,570)	(2,177,255)	51.0%
OPERATING COSTS AND EXPENSES
Personnel	(219,694)	(192,351)	14.2%
Material	(132,057)	(135,526)	-2.6%
Outsourced Services	(127,342)	(116,855)	9.0%
Other Operating Costs/Expenses	(100,576)	(130,547)	-23.0%
Cost of building the infrastructure	(230,178)	(188,770)	21.9%
Employee Pension Plans	(16,344)	(12,041)	35.7%
Depreciation and Amortization	(215,560)	(206,258)	4.5%
Amortization of Concession's Intangible	(63,994)	(58,544)	9.3%
	(1,105,745)	(1,040,892)	6.2%

Adjusted EBITDA²	1,145,799	1,085,621	5.5%

EBIT	866,244	821,772	5.4%

FINANCIAL INCOME (EXPENSE)
Financial Income	274,187	233,114	17.6%
Financial Expenses	(629,796)	(431,777)	45.9%
	(355,609)	(198,663)	79.0%

EQUITY ACCOUNTING
Equity Accounting	-	(953)	-
Assets Surplus Value Amortization	-	-	-
	-	(953)	-

INCOME BEFORE TAXES ON INCOME	510,635	622,156	-17.9%

Social Contribution	(56,845)	(60,630)	-6.2%
Income Tax	(153,455)	(165,991)	-7.6%

Adjusted NET INCOME³	300,335	395,536	-24.1%

   Note:

(1)    TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

(2)    Adjusted figures take into account CPFL’s  equivalent stake in each generation project, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) of 1Q14 and disregard non-recurring effects. Since 1Q14, the old regulatory assets and liabilities, now called sectorial financial assets and liabilities, were recognized by the IFRS.

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1Q15 Results | May 08, 2015

13.5) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	1Q15	Last 12M

Beginning Balance	4,357,455	4,242,756

Net Income Before Taxes	291,250	1,516,051

Depreciation and Amortization	313,933	1,195,298
Interest on Debts and Monetary and Foreign Exchange Restatements	584,343	1,741,920
Consumers, Concessionaries and Licensees	(799,111)	(838,901)
Sectoral Financial Assets	(224,161)	(1,156,880)
Accounts Receivable - Resources Provided by the CDE/CCEE	1,368	743,745
Suppliers	(227,146)	(311,587)
Sectoral Financial Liabilities	(5,593)	16,405
Accounts Payable - Resources Provided by the CDE	22,850	54,297
Interest on Debts and Debentures Paid	(362,758)	(1,412,851)
Income Tax and Social Contribution Paid	(122,959)	(496,783)
Others	431,361	714,508
	(387,873)	249,171

Total Operating Activities	(96,623)	1,765,222

Investment Activities
Cash Incorporated in Business Combination	-	139,293
Acquisition of Property, Plant and Equipment, and Intangibles	(330,785)	(1,152,895)
Others	(18,981)	64,703
Total Investment Activities	(349,766)	(948,899)

Financing Activities
Capital Increase by Non Controlling Shareholders	-	572
Loans and Debentures	2,647,684	4,587,322
Principal Amortization of Loans and Debentures, Net of Derivatives	(2,530,898)	(4,614,486)
Dividend and Interest on Equity Paid	(54)	(1,004,689)
Others	-	-
Total Financing Activities	116,732	(1,031,281)

Cash Flow Generation	(329,657)	(214,958)

Ending Balance - 03/31/2015	4,027,798	4,027,798

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1Q15 Results | May 08, 2015

13.6) Income Statement – Conventional Generation Segment (IFRS)

(Pro forma, R$ thousands)

Conventional Generation (IFRS)
	1Q15	1Q14	Var.
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-
Eletricity Sales to Distributors	252,813	281,802	-10.3%
Other Operating Revenues	1,390	1,220	13.9%
	254,202	283,022	-10.2%

DEDUCTIONS FROM OPERATING REVENUES	(22,064)	(14,627)	50.8%
NET OPERATING REVENUES	232,139	268,394	-13.5%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(43,285)	(17,829)	142.8%
Eletricity Network Usage Charges	(5,207)	(4,331)	20.2%
	(48,492)	(22,160)	118.8%
OPERATING COSTS AND EXPENSES
Personnel	(7,939)	(7,343)	8.1%
Material	(317)	(197)	60.8%
Outsourced Services	(5,395)	(3,733)	44.5%
Other Operating Costs/Expenses	(3,852)	(9,498)	-59.4%
Employee Pension Plans	(113)	(19)	488.3%
Depreciation and Amortization	(27,984)	(27,347)	2.3%
Amortization of Concession's Intangible	(4,046)	(4,148)	-2.5%
	(49,646)	(52,285)	-5.0%

EBITDA	183,439	296,815	-38.2%

EBIT	134,000	193,949	-30.9%

FINANCIAL INCOME (EXPENSE)
Financial Income	31,133	13,215	135.6%
Financial Expenses	(133,412)	(106,228)	25.6%
Interest on Equity	-	-	-
	(102,280)	(93,013)	10.0%

EQUITY ACCOUNTING
Equity Accounting	17,408	71,371	-75.6%
Assets Surplus Value Amortization	(284)	(295)	-3.9%
	17,124	71,075	-75.9%

INCOME BEFORE TAXES ON INCOME	48,845	172,012	-71.6%

Social Contribution	(2,895)	(8,447)	-65.7%
Income Tax	(7,514)	(23,349)	-67.8%

NET INCOME/LOSS	38,436	140,215	-72.6%
Controlling Shareholders' Interest	33,709	119,995	-71.9%
Non-Controlling Shareholders' Interest	4,727	20,220	-76.6%

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1Q15 Results | May 08, 2015

13.7) Income Statement – Conventional Generation Segment (Adjusted)

(Pro forma, R$ thousands)

Conventional Generation (Adjusted)
	1Q15	1Q14	Var.
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-
Eletricity Sales to Distributors	537,451	634,743	-15.3%
Other Operating Revenues	1,002	684	46.6%
	538,454	635,427	-15.3%

DEDUCTIONS FROM OPERATING REVENUES	(48,662)	(43,556)	11.7%
NET OPERATING REVENUES	489,792	591,871	-17.2%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	53,465	(36,378)	-247.0%
Eletricity Network Usage Charges	(20,130)	(17,955)	12.1%
	33,335	(54,334)	-161.4%
OPERATING COSTS AND EXPENSES
Personnel	(10,917)	(9,529)	14.6%
Material	(102,190)	(108,455)	-5.8%
Outsourced Services	(10,383)	(8,924)	16.3%
Other Operating Costs/Expenses	(14,620)	(16,367)	-10.7%
Employee Pension Plans	(113)	(19)	488.3%
Depreciation and Amortization	(55,394)	(54,649)	1.4%
Amortization of Concession's Intangible	(4,330)	(4,444)	-2.6%
	(197,947)	(202,387)	-2.2%

EBITDA	384,903	393,291	-2.1%

EBIT	325,180	335,151	-3.0%

FINANCIAL INCOME (EXPENSE)
Financial Income	34,167	16,954	101.5%
Financial Expenses	(176,949)	(145,282)	21.8%
Interest on Equity	-	-	-
	(142,782)	(128,328)	11.3%

EQUITY ACCOUNTING
Equity Accounting	-	(953)	-
Assets Surplus Value Amortization	-	-	-
	-	(953)	-

INCOME BEFORE TAXES ON INCOME	182,398	205,871	-11.4%

Social Contribution	(17,358)	(18,036)	-3.8%
Income Tax	(47,720)	(49,645)	-3.9%

NET INCOME/LOSS	117,320	138,190	-15.1%

Note: Proportionate Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó, Epasa and Jaguari Geração) and excludes the non-recurring effects.

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1Q15 Results | May 08, 2015

13.8) Income Statement – CPFL Renováveis (IFRS)

(R$ thousands)

Consolidated - IFRS (100% Participation)
	1Q15	1Q14	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-
Eletricity Sales to Distributors	385,322	308,226	25.0%
Other Operating Revenues	4,670	243	1825.1%
	389,992	308,469	26.4%

DEDUCTIONS FROM OPERATING REVENUES	(25,577)	(19,561)	30.8%
NET OPERATING REVENUES	364,415	288,907	26.1%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(102,010)	(115,151)	-11.4%
Eletricity Network Usage Charges	(19,803)	(11,847)	67.2%
	(121,812)	(126,998)	-4.1%
OPERATING COSTS AND EXPENSES
Personnel	(17,187)	(15,803)	8.8%
Material	(4,125)	(1,499)	175.1%
Outsourced Services	(29,072)	(18,898)	53.8%
Other Operating Costs/Expenses	(14,653)	(6,436)	127.7%
Depreciation and Amortization	(84,898)	(68,025)	24.8%
Amortization of Concession's Intangible	(43,379)	(32,545)	33.3%
	(193,315)	(143,206)	35.0%

EBITDA (IFRS) (1)	177,565	119,273	48.9%

EBIT	49,288	18,703	163.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	29,609	19,491	51.9%
Financial Expenses	(136,290)	(87,697)	55.4%
	(106,682)	(68,206)	56.4%

INCOME BEFORE TAXES ON INCOME	(57,394)	(49,503)	15.9%

Social Contribution	(3,679)	(2,414)	52.4%
Income Tax	(3,572)	(2,408)	48.3%

NET INCOME (IFRS)	(64,645)	(54,325)	19.0%
Controlling Shareholders' Interest	(64,430)	(54,307)	18.6%
Non-Controlling Shareholders' Interest	(215)	(18)	1062.3%

Note: (1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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1Q15 Results | May 08, 2015

13.9) Income Statement – CPFL Renováveis (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted (Proportional Participation)
	1Q15	1Q14	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	-
Eletricity Sales to Distributors	205,103	181,362	13.1%
Other Operating Revenues	2,410	143	1588.7%
	207,513	181,504	14.3%

DEDUCTIONS FROM OPERATING REVENUES	(13,490)	(11,510)	17.2%
NET OPERATING REVENUES	194,023	169,994	14.1%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(30,527)	(25,339)	20.5%
Eletricity Network Usage Charges	(10,220)	(6,971)	46.6%
	(40,747)	(32,310)	26.1%
OPERATING COSTS AND EXPENSES
Personnel	(8,870)	(9,298)	-4.6%
Material	(2,129)	(882)	141.4%
Outsourced Services	(15,005)	(11,120)	34.9%
Other Operating Costs/Expenses	(7,563)	(3,787)	99.7%
Depreciation and Amortization	(43,817)	(40,026)	9.5%
Amortization of Concession's Intangible	(22,388)	(19,150)	16.9%
	(99,772)	(84,263)	18.4%

EBITDA Adjusted (1)	119,709	112,598	6.3%

EBIT	53,504	53,422	0.2%

FINANCIAL INCOME (EXPENSE)
Financial Income	15,281	11,469	33.2%
Financial Expenses	(70,341)	(51,601)	36.3%
	(55,059)	(40,132)	37.2%

INCOME BEFORE TAXES ON INCOME	(1,556)	13,290	-111.7%

Social Contribution	(1,899)	(1,420)	33.7%
Income Tax	(1,844)	(1,417)	30.1%

NET INCOME Adjusted(1)	(5,298)	10,452	-150.7%

Note: (1) Proportional participation - Non-recurring

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1Q15 Results | May 08, 2015

13.10) Income Statement – Distribution Segment (IFRS)

(Pro forma, R$ thousands)

Consolidated
	1Q15	1Q14	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	4,990,469	3,526,709	41.50%
Electricity Sales to Distributors	185,807	41,771	344.82%
Revenue from building the infrastructure	213,555	184,570	15.70%
Setorial financial assets and liabilities	688,584	-	-
Other Operating Revenues	561,617	539,628	4.07%
	6,640,031	4,292,678	54.68%

DEDUCTIONS FROM OPERATING REVENUES	(2,244,669)	(1,201,168)	86.87%
NET OPERATING REVENUES	4,395,362	3,091,510	42.18%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,824,468)	(2,045,336)	38.09%
Electricity Network Usage Charges	(370,268)	(176,892)	109.32%
	(3,194,735)	(2,222,228)	43.76%
OPERATING COSTS AND EXPENSES
Personnel	(157,821)	(141,704)	11.37%
Material	(21,361)	(20,214)	5.68%
Outsourced Services	(125,184)	(109,419)	14.41%
Other Operating Costs/Expenses	(81,549)	(101,275)	-19.48%
Cost of building the infrastructure	(213,555)	(184,570)	15.70%
Employee Pension Plans	(16,231)	(12,022)	35.01%
Depreciation and Amortization	(112,296)	(108,522)	3.48%
Amortization of Concession's Intangible	(5,129)	(5,096)	0.66%
	(733,127)	(682,821)	7.37%

EBITDA (IFRS)(1)	584,926	300,078	94.92%

EBIT	467,501	186,461	150.72%

FINANCIAL INCOME (EXPENSE)
Financial Income	193,336	160,607	20.38%
Financial Expenses	(350,838)	(217,597)	61.23%
Interest on Equity	-	-	-
	(157,502)	(56,991)	176.36%

INCOME BEFORE TAXES ON INCOME	309,998	129,470	139.44%

Social Contribution	(30,815)	(14,145)	117.86%
Income Tax	(84,901)	(38,278)	121.80%

Net Income (IFRS)	194,282	77,047	152.16%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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1Q15 Results | May 08, 2015

13.11) Income Statement – Distribution Segment (Adjusted)

(Pro forma, R$ thousands)

Consolidated
	1Q15	1Q14	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	4,990,469	3,530,912	41.34%
Electricity Sales to Distributors	185,807	41,771	0.00%
Revenue from building the infrastructure	213,555	184,570	15.70%
Setorial financial assets and liabilities	688,584	-	-
Other Operating Revenues	561,617	539,628	4.07%
	6,640,031	4,296,881	54.53%

DEDUCTIONS FROM OPERATING REVENUES	(2,214,669)	(1,183,730)	87.09%
NET OPERATING REVENUES	4,425,362	3,113,151	42.15%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,824,468)	(1,854,953)	52.27%
Electricity Network Usage Charges	(370,268)	(175,320)	111.20%
	(3,194,735)	(2,030,272)	57.36%
OPERATING COSTS AND EXPENSES
Personnel	(157,821)	(141,704)	11.37%
Material	(21,361)	(20,214)	5.68%
Outsourced Services	(125,184)	(109,419)	14.41%
Other Operating Costs/Expenses	(81,549)	(106,295)	-23.28%
Cost of building the infrastructure	(213,555)	(184,570)	15.70%
Employee Pension Plans	(16,231)	(12,022)	35.01%
Depreciation and Amortization	(112,296)	(108,522)	3.48%
Amortization of Concession's Intangible	(5,129)	(5,096)	0.66%
	(733,127)	(687,841)	6.58%

Adjusted EBITDA(2)	614,926	508,655	20.89%

EBIT	497,501	395,037	25.94%

FINANCIAL INCOME (EXPENSE)
Financial Income	193,336	171,704	12.60%
Financial Expenses	(350,838)	(197,212)	77.90%
Interest on Equity	-	-	-
	(157,502)	(25,508)	517.46%

INCOME BEFORE TAXES ON INCOME	339,998	369,529	-7.99%

Social Contribution	(33,515)	(35,750)	-6.25%
Income Tax	(92,401)	(98,293)	-5.99%

Adjusted Net Income(3)	214,082	235,487	-9.09%

Notes:

(1)    Adjusted EBITDA considers, besides the items mentioned above, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities)and excludes the non-recurring effects and other adjustments;

(2)    Adjusted Net Income considers the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects and other adjustments.

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1Q15 Results | May 08, 2015

13.12) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	1Q15	1Q14	Var.
Gross Operating Revenues	3,380,150	2,263,874	49.3%
Net Operating Revenues	2,219,202	1,624,108	36.6%
Cost of Electric Power	(1,623,956)	(1,220,318)	33.1%
Operating Costs & Expenses	(363,752)	(334,846)	8.6%
EBIT	231,494	68,943	235.8%
EBITDA (IFRS)(1)	285,009	120,899	135.7%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	285,009	234,604	21.5%
Financial Income (Expense)	(75,042)	(27,320)	174.7%
Income Before Taxes	156,452	41,623	275.9%
NET INCOME (IFRS)	98,049	23,020	325.9%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	98,049	98,004	0.0%

CPFL PIRATININGA
	1Q15	1Q14	Var.
Gross Operating Revenues	1,548,582	1,003,771	54.3%
Net Operating Revenues	997,858	711,078	40.3%
Cost of Electric Power	(734,310)	(518,647)	41.6%
Operating Costs & Expenses	(146,417)	(146,096)	0.2%
EBIT	117,132	46,335	152.8%
EBITDA (IFRS)(1)	140,087	68,855	103.5%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	140,087	117,611	19.1%
Financial Income (Expense)	(39,305)	(13,580)	189.4%
Income Before Taxes	77,827	32,755	137.6%
NET INCOME (IFRS)	48,545	19,621	147.4%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	48,545	54,602	-11.1%

RGE
	1Q15	1Q14	Var.
Gross Operating Revenues	1,360,784	794,273	71.3%
Net Operating Revenues	948,469	584,682	62.2%
Cost of Electric Power	(691,456)	(381,181)	81.4%
Operating Costs & Expenses	(174,739)	(153,626)	13.7%
EBIT	82,273	49,876	65.0%
EBITDA (IFRS)(1)	115,197	81,386	41.5%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	115,197	96,817	19.0%
Financial Income (Expense)	(35,649)	(17,988)	98.2%
Income Before Taxes	46,624	31,888	46.2%
NET INCOME (IFRS)	29,348	19,864	47.7%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	29,348	30,697	-4.4%

CPFL SANTA CRUZ
	1Q15	1Q14	Var.
Gross Operating Revenues	161,730	111,569	45.0%
Net Operating Revenues	107,370	84,455	27.1%
Cost of Electric Power	(70,128)	(52,626)	33.3%
Operating Costs & Expenses	(20,208)	(23,235)	-13.0%
EBIT	17,035	8,594	98.2%
EBITDA (IFRS)(1)	20,565	12,003	71.3%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	20,565	12,318	66.9%
Financial Income (Expense)	(767)	611	-225.4%
Income Before Taxes	16,268	9,205	76.7%
NET INCOME (IFRS)	10,349	5,701	81.5%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	10,349	6,051	71.0%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)    EBITDA (IFRS + sectorial financial assets and liabilities - previously called regulatory assets and liabilities);

(3)    Net Income (IFRS + sectorial financial assets and liabilities - previously called regulatory assets and liabilities).

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1Q15 Results | May 08, 2015

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL LESTE PAULISTA
	1Q15	1Q14	Var.
Gross Operating Revenues	42,216	27,696	52.4%
Net Operating Revenues	28,706	21,007	36.6%
Cost of Electric Power	(17,065)	(10,991)	55.3%
Operating Costs & Expenses	(6,064)	(7,711)	-21.4%
EBIT	5,576	2,306	141.9%
EBITDA (IFRS)(1)	7,004	3,664	91.2%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	7,004	4,312	62.4%
Financial Income (Expense)	(898)	723	-224.2%
Income Before Taxes	4,679	3,029	54.5%
NET INCOME (IFRS)	2,948	1,872	57.5%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	2,948	2,250	31.0%

CPFL SUL PAULISTA
	1Q15	1Q14	Var.
Gross Operating Revenues	58,348	36,834	58.4%
Net Operating Revenues	38,142	26,925	41.7%
Cost of Electric Power	(21,814)	(14,896)	46.4%
Operating Costs & Expenses	(9,216)	(7,174)	28.5%
EBIT	7,113	4,854	46.5%
EBITDA (IFRS)(1)	8,533	6,178	38.1%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	8,533	6,560	30.1%
Financial Income (Expense)	(1,032)	652	-258.4%
Income Before Taxes	6,081	5,506	10.4%
NET INCOME (IFRS)	3,908	3,546	10.2%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	3,908	3,821	2.3%

CPFL JAGUARI
	1Q15	1Q14	Var.
Gross Operating Revenues	60,094	35,067	71.4%
Net Operating Revenues	37,754	25,120	50.3%
Cost of Electric Power	(27,631)	(18,384)	50.3%
Operating Costs & Expenses	(7,522)	(5,333)	41.0%
EBIT	2,601	1,403	85.4%
EBITDA (IFRS)(1)	3,468	2,178	59.2%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	3,468	3,789	-8.5%
Financial Income (Expense)	(3,326)	(865)	284.4%
Income Before Taxes	(725)	538	-234.8%
NET INCOME (IFRS)	(638)	223	-385.7%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	(638)	1,272	-150.2%

CPFL MOCOCA
	1Q15	1Q14	Var.
Gross Operating Revenues	31,498	22,607	39.3%
Net Operating Revenues	20,944	16,898	23.9%
Cost of Electric Power	(11,240)	(7,628)	47.4%
Operating Costs & Expenses	(5,426)	(5,121)	6.0%
EBIT	4,277	4,149	3.1%
EBITDA (IFRS)(1)	5,062	4,915	3.0%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	5,062	5,037	0.5%
Financial Income (Expense)	(1,484)	777	-290.9%
Income Before Taxes	2,793	4,927	-43.3%
NET INCOME (IFRS)	1,774	3,199	-44.6%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	1,774	3,259	-45.6%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization;

(2)    EBITDA (IFRS + sectorial financial assets and liabilities - previously called regulatory assets and liabilities);

(3)    Net Income (IFRS + sectorial financial assets and liabilities - previously called regulatory assets and liabilities).

Página 56 de 58

1Q15 Results | May 08, 2015

13.13) Sales within the Concession Area by Distributor (in GWh)

CPFL Paulista
	1Q15	1Q14	Var.
Residential	2,481	2,479	0.1%
Industrial	2,731	2,895	-5.7%
Commercial	1,563	1,556	0.4%
Others	1,023	1,075	-4.8%
Total	7,797	8,004	-2.6%

CPFL Piratininga
	1Q15	1Q14	Var.
Residential	1,122	1,131	-0.8%
Industrial	1,908	2,011	-5.1%
Commercial	668	660	1.1%
Others	283	288	-1.5%
Total	3,981	4,090	-2.7%

RGE
	1Q15	1Q14	Var.
Residential	663	652	1.8%
Industrial	836	885	-5.6%
Commercial	400	400	0.0%
Others	699	727	-3.9%
Total	2,598	2,664	-2.5%

CPFL Santa Cruz
	1Q15	1Q14	Var.
Residential	96	95	0.7%
Industrial	58	57	1.1%
Commercial	46	48	-3.1%
Others	90	106	-15.7%
Total	290	306	-5.5%

CPFL Jaguari
	1Q15	1Q14	Var.
Residential	24	23	2.3%
Industrial	99	97	1.4%
Commercial	14	14	2.7%
Others	10	10	-3.2%
Total	147	145	1.4%

CPFL Mococa
	1Q15	1Q14	Var.
Residential	20	19	4.2%
Industrial	16	17	-5.4%
Commercial	9	9	-1.6%
Others	15	15	-2.8%
Total	59	60	-1.1%

CPFL Leste Paulista
	1Q15	1Q14	Var.
Residential	26	26	1.5%
Industrial	19	19	-2.3%
Commercial	12	13	-5.6%
Others	24	28	-11.6%
Total	81	85	-4.7%

CPFL Sul Paulista
	1Q15	1Q14	Var.
Residential	38	37	1.0%
Industrial	83	75	11.1%
Commercial	16	16	1.0%
Others	24	25	-3.0%
Total	161	153	5.3%

Página 57 de 58

1Q15 Results | May 08, 2015

13.14) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	1Q15	1Q14	Var.
Residential	2,481	2,479	0.1%
Industrial	979	1,021	-4.1%
Commercial	1,415	1,442	-1.9%
Others	989	1,039	-4.8%
Total	5,865	5,981	-1.9%

CPFL Piratininga
	1Q15	1Q14	Var.
Residential	1,122	1,131	-0.8%
Industrial	536	559	-4.2%
Commercial	596	595	0.3%
Others	272	275	-1.3%
Total	2,526	2,560	-1.3%

RGE
	1Q15	1Q14	Var.
Residential	663	652	1.8%
Industrial	391	410	-4.6%
Commercial	377	379	-0.4%
Others	699	727	-3.9%
Total	2,130	2,167	-1.7%

CPFL Santa Cruz
	1Q15	1Q14	Var.
Residential	96	95	0.7%
Industrial	46	46	1.2%
Commercial	46	48	-3.0%
Others	90	106	-15.7%
Total	278	295	-5.8%

CPFL Jaguari
	1Q15	1Q14	Var.
Residential	24	23	2.3%
Industrial	80	79	0.2%
Commercial	14	14	2.7%
Others	10	10	-3.2%
Total	127	126	0.6%

CPFL Mococa
	1Q15	1Q14	Var.
Residential	20	19	4.2%
Industrial	9	10	-4.1%
Commercial	9	9	-1.6%
Others	15	15	-2.8%
Total	53	53	-0.3%

CPFL Leste Paulista
	1Q15	1Q14	Var.
Residential	26	26	1.5%
Industrial	7	7	9.7%
Commercial	12	13	-5.6%
Others	24	28	-11.6%
Total	70	73	-4.0%

CPFL Sul Paulista
	1Q15	1Q14	Var.
Residential	38	37	1.0%
Industrial	25	21	18.0%
Commercial	16	16	1.0%
Others	24	25	-3.0%
Total	103	99	3.6%

Página 58 de 58

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 11, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.